Exhibit 99.1

PARAZERO TECHNOLOGIES LTD

NOTICE OF A SPECIAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that a Special General Meeting of Shareholders (the “Meeting”) of ParaZero Technologies Ltd. (the “Company”) will be held on Thursday, November 2, 2023, at 10:00 a.m. (Israel time), at the offices of our Israeli counsel, Gornitzky & Co., located at 20 HaHarash Street, Tel Aviv, 6761310 Israel (the “Notice”).

Throughout this Notice and the enclosed Proxy Statement, we use terms such as “ParaZero,” “we,” “us,” “our,” “the Company” and “our company” to refer to ParaZero Technologies Ltd. and terms such as “you” and “your” to refer to our shareholders.

The agenda of the Meeting will be as follows:

1.	To approve the Company’s Compensation Policy

To approve the Company’s Compensation Policy pursuant to the requirements under the Companies Law (as defined below), which requires that a public company, such as the Company, will adopt a compensation policy with respect to compensation of its officers and directors and that such Compensation Policy will be approved by the Company’s Compensation Committee, Board of Directors and shareholders, in that order.

2.	To approve an amendment of Article 39 of the Second Amended and Restated Articles of Association of the Company

The proposed amendment will change the way by which directors are elected and serve on the Board of Directors by creating a staggered board, whereby each director (other than the external directors) is classified as a member of one of three classes and the members of each class stand for election every three years at the Company’s annual general meeting.

3.	To approve the Long Term Non-Executive Directors Options Grant Scheme

To approve the Long Term Non-Executive Directors Options Grant Scheme whereby each of our non-executive directors shall receive options in number and terms set forth in the proxy statement.

4.	To approve a modification to the compensation of our Chief Executive Officer

To increase the salary of our Chief Executive Officer and to authorize granting him with options.

5.	To approve the engagement agreement with the Executive Chairman of our Board of Directors

To approve the engagement agreement with the Executive Chairman of our Board of Directors which includes compensation comprising of, among other things, a monthly fee, options and a bonus.

6.	Other Business

To transact such other business as may properly come before the Meeting or any adjournment thereof.

These proposals are described in detail in the enclosed proxy statement, which we urge you to read in its entirety. As more fully described in the proxy statement, shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than October 5, 2023. If we determine that a shareholder proposal has been duly and timely received and is appropriate, we will publish a revised agenda in the manner set forth in the proxy statement. We are currently not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting or any adjournment thereof, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

The Board of Directors recommends a vote “FOR” approval of all matters to be voted upon at the Meeting.

Shareholders of record at the close of business on October 2, 2023 (the “Record Date”), are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. You are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Joint holders of shares should take note that, pursuant to Article 32(d) of our Amended and Restated Articles of Association, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names are recorded in our Register of Shareholders.

In accordance with the Israeli Companies Law, 5759-1999, and regulations promulgated thereunder (together, the “Companies Law”), any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting, to our Chief Financial Officer at the following address: ParaZero Technologies Ltd., 30 Dov Hoz Street, Kiryat Ono, 5555626, Israel, Attention: Chief Financial Officer, or by e-mail to ir@parazero.com no later than October 23, 2023. Any appropriate position statement received will be furnished to the Securities and Exchange Commission (the “SEC”) on Form 6-K, which will be available to the public on the SEC’s website at http://www.sec.gov.

By Order of the Board of Directors,

/s/ Amitay Weiss
Chairman of the Board of Directors

Dated: September 28, 2023.

PARAZERO TECHNOLOGIES LTD.

30 DOV HOZ STREET
KIRYAT ONO 5555626, ISRAEL

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of our ordinary shares, NIS 0.02 nominal value (“Ordinary Shares”), in connection with the solicitation by our Board of Directors (“Board”) of proxies for use at a Special General Meeting of Shareholders (the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of a Special General Meeting of Shareholders (the “Notice”). The Meeting will be held on Thursday, November 2, 2023 at 10:00 a.m. (Israel time), at the offices of our Israeli counsel, Gornitzky & Co., located at 20 HaHarash Street, Tel Aviv, 6761310 Israel.

Throughout this Proxy Statement, we use terms such as “ParaZero,” “we,” “us,” “our,” “the Company” and “our company” to refer to ParaZero Technologies Ltd. and terms such as “you” and “your” to refer to our shareholders.

The agenda of the Meeting will be as follows:

1.	To approve the Company’s Compensation Policy

To approve the Company’s Compensation Policy pursuant to the requirements under the Companies Law (as defined below), which requires that a public company, such as the Company, will adopt a compensation policy with respect to compensation of its officers and directors and that such Compensation Policy will be approved by the Company’s Compensation Committee (as defined below), Board of Directors and shareholders, in that order.

2.	To approve an amendment of Article 39 of the Second Amended and Restated Articles of Association of the Company

The proposed amendment will change the way by which directors are elected and serve on the Board of Directors by creating a staggered board, whereby each director (other than the external directors) is classified as a member of one of three classes and the members of each class stand for election every three years at the Company’s annual general meeting.

3.	To approve the Long Term Non-Executive Directors Options Grant Scheme

To approve the Long Term Non-Executive Directors Options Grant Scheme whereby each of our non-executive directors shall receive options in number and terms set forth in the proxy statement.

4.	To approve a modification to the compensation of our Chief Executive Officer

To increase the salary of our Chief Executive Officer and to authorize granting him with options.

5.	To approve the engagement agreement with the Executive Chairman of our Board of Directors

To approve the engagement agreement with the Executive Chairman of our Board of Directors which includes compensation comprising of, among other things, a monthly fee, options and a bonus.

6.	Other Business

To transact such other business as may properly come before the Meeting or any adjournment thereof.

These proposals are described in detail in this proxy statement, which we urge you to read in its entirety. As more fully described in this proxy statement, shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than October 5, 2023. If we determine that a shareholder proposal has been duly and timely received and is appropriate, we will publish a revised agenda in the manner set forth in the proxy statement. We are currently not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting or any adjournment thereof, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

You may elect to vote your Ordinary Shares once, either by attending the Meeting in person or by a duly executed proxy as detailed below.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. You may revoke the authority granted by your execution of proxies at any time before the exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Proxies must be received no later than forty-eight (48) hours prior to the time fixed for the Meeting. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining whether a quorum is present.

Proxies for use at the Meeting are being solicited by our Board. Only shareholders of record as of the close of business on October 2, 2023 (the “Record Date”), will be entitled to vote at the Meeting and any adjournments or postponements thereof. Proxy cards will be mailed to shareholders on or about October 2, 2023, and proxies will be solicited chiefly by mail. However, certain of our officers, directors, employees and agents, none of whom will receive additional compensation in connection therewith, may solicit proxies by telephone, telegram or other personal contact. We will bear the cost of external proxy solicitors (if any) and other costs of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

If your Ordinary Shares are held in “street name” meaning you are a beneficial owner with your shares held through a bank, brokerage firm or other nominee, you will receive instructions from your bank, brokerage firm or nominee, who is the holder of record of your shares. You must follow the instructions of the holder of record in order for your shares to be voted.

Position Statements

In accordance with the Israeli Companies Law, 5759-1999 and regulations promulgated thereunder (together, the “Companies Law”), any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting, to our Chief Financial Officer at the following address: ParaZero Technologies Ltd., 30 Dov Hoz Street, Kiryat Ono, 5555626 Israel, Attention: Chief Financial Officer, or by e-mail to ir@parazero.com no later than October 23, 2023. Any appropriate position statement received will be furnished to the Securities and Exchange Commission (the “SEC”) on Form 6-K, which will be available to the public on the SEC’s website at http://www.sec.gov.

OUTSTANDING VOTING SECURITIES AND QUORUM

On September 26, 2023, we had 6,052,418 outstanding Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding Ordinary Shares conferring in the aggregate at least 25% of the voting power, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting. If within an hour from the time appointed for the meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the Chairman may determine with the consent of the holders of a majority of the voting power represented at the Meeting in person by proxy and voting on the question of adjournment. No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called. At such adjourned meeting, any shareholder present in person or by proxy, shall constitute a quorum.

ITEM 1 — APPROVAL OF COMPANY’S COMPENSATION POLICY FOR THE OFFICERS AND DIRECTORS OF THE COMPANY

In accordance with the provisions of the Companies Law, public companies are required to adopt a written compensation policy. Such policy provides framework regarding the terms of compensation of office and employment of our officers and directors, including the grant of any benefit, other payment or undertaking to provide payment, such as salary, bonus, equity awards, severance and other compensation, exemption from liability, insurance or indemnification, and any payment or other benefit in connection with termination of services (the “Compensation Policy”).

Under the Companies Law, the Compensation Policy must be approved by a company’s compensation committee, board of directors and shareholders, in that order. In addition, under section 267A(d) of the Companies Law, the Company is required to review, update (if necessary) and approve the Compensation Policy every three (3) years. However, certain regulations under the Companies Law provide that the Compensation Policy is required to be re-approved within five (5) years following the consummation of an initial public offering. The Company completed its initial public offering on July 31, 2023. On September 18, 2023 and September 20, 2023 the compensation committee of the Board (the “Compensation Committee”) and Board, respectively, reviewed the terms of the proposed Compensation Policy, compared different components of compensation to companies similar to the Company using a benchmark analysis performed by an independent consultant, and approved, and voted to recommended that the shareholders of the Company approve, the adoption of the Compensation Policy in the form attached hereto as Exhibit A.

In addition, recently, the Nasdaq Stock Market released a proposed rule that implements the SEC’s clawback rule mandated by Section 954 of the Dodd-Frank Act. The SEC’s final rule, which was adopted in October 2022 as Rule 10D-1 of the Exchange Act, directed U.S. stock exchanges, including the Nasdaq Stock Market, to adopt listing standards requiring all listed companies, including foreign private issuers, such as the Company, to adopt and comply with a written clawback policy, to disclose the policy and to file the policy as an exhibit to its annual report, as well as to include other disclosures in the event a clawback is triggered under the policy by the effective date to be determined by Nasdaq listing rules (currently expected to be October 2, 2023) (the “Effective Date”). Accordingly, the Compensation Policy also addresses the requirements regarding a clawback policy as contemplated pursuant to Rule 10D-1 of the Exchange Act and in accordance with applicable Nasdaq listing rules. The clawback policy, which is included as part of the Company’s Compensation Policy, will take effect retroactively as of the Effective Date.

When considering the proposed Compensation Policy, our Compensation Committee and Board considered numerous factors, including the advancement of the Company’s objectives, the Company’s business plan and its long-term strategy, and creation of appropriate incentives for officers and directors. The Compensation Committee and the Board also considered, among other things, the Company’s risk management, size and the nature of its operations, and reviewed various data and information they deemed relevant, including a benchmark analysis prepared by an independent consultant.

The Compensation Policy is designed to promote retention and motivation of executive officers and directors, incentivize superior individual excellence, align the interests of the Company’s directors and executive officers with the long-term performance of the Company and provide a risk management tool. To that end, a portion of an officer compensation package is targeted to reflect the Company’s short and long-term goals, as well as the officer’s individual performance. On the other hand, the Compensation Policy includes measures designed to reduce the officer’s incentives to take excessive risks that may harm the Company in the long-term, such as caps on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an officer and minimum vesting periods for equity-based compensation.

The proposed Compensation Policy also addresses the officer’s individual characteristics (such as his or her respective position, education, scope of responsibilities and contribution to the attainment of the Company’s goals) as the basis for compensation variation among officers, and considers the internal ratios between compensation of the Company’s officers and directors and other employees in the Company.

Pursuant to the proposed Compensation Policy, the compensation that may be granted to an executive officer may include: base salary, cash bonuses, equity-based compensation, benefits and retirement and termination of employment arrangements.

The brief overview above is qualified in its entirety by reference to the full text of the proposed Compensation Policy, as reflected in Exhibit A attached hereto.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the adoption of the Company’s Compensation Policy, provided that, either (i) at least a majority of the Ordinary Shares voted on the matter by non-controlling shareholders or by shareholders who do not have a personal interest in the resolution, are voted in favor of the matter or (ii) the total number of Ordinary Shares of non-controlling shareholders or of shareholders who do not have a personal interest in the resolution voted against the matter does not exceed two percent of the outstanding voting power in our Company. 1

Proposed Resolutions

It is proposed that the following resolutions be adopted at the Meeting, as four separate resolutions:

RESOLVED, to adopt the Compensation Policy for the Officers and Directors of the Company, in the form attached as Exhibit A to this Proxy Statement.

The Board recommends a vote “FOR” approval of each of the proposed resolutions.

[1]	The Companies Law requires that each shareholder voting on this proposal indicate whether or not such person is a “controlling shareholder” or has a personal interest in such resolution; otherwise, the shareholder is not eligible to vote on this proposal. Under the Companies Law, a “controlling shareholder” for this purpose is any shareholder who has the ability to direct Company’s actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the Company. A “personal interest” of a shareholder (i) includes a personal interest of any member of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of our Ordinary Shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares. All of our directors and officers are deemed to have a “personal interest” in this matter. The Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has such a personal interest.

The enclosed form of proxy includes a certification that you do not have a personal interest in this proposal. The proxy card includes a box you can mark to confirm that you are not a “controlling shareholder” and do not have a “personal interest” in this matter. If you do not mark this box, your vote will not be counted. If you are unable to make this confirmation, please contact Mr. Yuval Tovias, our Chief Financial Officer, at yuvalt@parazero.com for guidance on how to vote your Ordinary Shares and indicate that you have a personal interest or, if you hold your Ordinary Shares in “street name,” you may also contact the representative managing your account, who would then contact us on your behalf.

ITEM 2 — APPROVAL OF AN AMENDMENT OF ARTICLE 39 OF THE SECOND AMENDED AND RESTATED ARTICLES OF ASSOCIATION OF THE COMPANY

The shareholders of the Company are requested to approve an amendment to Article 39 of the Second Amended and Restated Articles of Association of the Company as set forth in the proposed form attached as Exhibit B to this Proxy Statement (the “Amended Articles”). The proposed amendment will change the way by which directors are elected and serve on the Board by creating a staggered board, whereby each director (other than the external directors) is classified as a member of one of three classes and the members of each class are elected every three years.

Staggered Board of Directors

Shareholders will be asked to approve the split of the Board into three classes with staggered three-year terms. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election, such that from the annual general meeting of 2024 and after, each year the term of office of only one class of directors will expire.

Our Board believes that given the current market value of the Company and its cash position, it is important to ensure that the Board has the tools to promote the interests of our Company and its shareholders in the long-term. The proposed amendment to Article 39 is set forth in track changes in Exhibit B as well as below:

“	39.	Election and Removal of Directors.

 (a) The Directors ~~(other than~~ , excluding the External Directors, ~~who shall be elected and serve in office in strict accordance with the provisions of the Companies Law),~~ may be elected only in Annual General Meetings and shall ~~hold office until the next~~ be classified, with respect to the term for which they each severally hold office, into three classes, as nearly equal in number as practicable, hereby designated as Class I, Class II and Class III. The Board of Directors may assign members of the Board of Directors already in office to such classes at the time such classification becomes effective.

(i)	The term of office of the initial Class I directors shall expire at the first Annual General Meeting ~~or until they cease~~ to ~~serve~~be held in 2024 and when their ~~office in accordance~~successors are elected and qualified,
(ii)	The term of office of the initial Class II directors shall expire at the first Annual General Meeting following the Annual General Meeting referred to in clause (i) above and when their successors are elected and qualified, and
(iii)	The term of office of the initial Class III directors shall expire at the first Annual General Meeting following the Annual General Meeting referred to in clause (ii) above and when their successors are elected and qualified.

(b) At each Annual General Meeting, commencing with the ~~provisions of the Articles~~ Annual General Meeting to be held in 2024, each of the successors elected to replace the Directors of a Class whose term shall have expired at such Annual General Meeting shall be elected to hold office until the third Annual General Meeting next succeeding his or her election and until his or ~~any law, whichever~~her respective successor shall have been elected and qualified. Notwithstanding anything to the contrary, each Director shall serve until his or her successor is elected and qualified or until such earlier time as such Director’s office is vacated.

~~(c~~

(c) If the number of Directors (excluding External Directors) that consists the Board of Directors is hereafter changed, any newly created directorships or decrease in directorships shall be so apportioned by the Board of Directors among the classes as to make all classes as nearly equal in number as is practicable, provided that no decrease in the number of Directors constituting the Board of Directors shall shorten the term of any incumbent Director.

(d) Prior to every Annual General Meeting of the Company at which Directors are to be elected, and subject to clauses 39(a) and (h) of this Article, the Board of Directors (or a Committee thereof) shall select, by a resolution adopted by a majority of the Board of Directors (or such Committee), a number of Persons to be proposed to the Shareholders for election as Directors at such Annual General Meeting (the “Nominees”).

(~~d~~e) Any Proposing Shareholder requesting to include on the agenda of an Annual General Meeting a nomination of a Person to be proposed to the Shareholders for election as Director (such person, an “Alternate Nominee”), may so request provided that it complies with this Article 39(e) and Article 25 and applicable law. Unless otherwise determined by the Board, a Proposal Request relating to Alternate Nominee is deemed to be a matter that is appropriate to be considered only at an Annual General Meeting. In addition to any information required to be included in accordance with applicable law, such a Proposal Request shall include information required pursuant to Article 25, and shall also set forth: (i) the name, address, telephone number, fax number and email address of the Alternate Nominee and all citizenships and residencies of the Alternate Nominee; (ii) a description of all arrangements, relations or understandings during the past three (3) years, and any other material relationships, between the Proposing Shareholder(s) or any of its affiliates and each Alternate Nominee; (iii) a declaration signed by the Alternate Nominee that he or she consents to be named in the Company’s notices and proxy materials and on the Company’s proxy card relating to the Annual General Meeting, if provided or published, and, if elected, consents to serve on the Board of Directors and to be named in the Company’s disclosures and filings, (iv) a declaration signed by each Alternate Nominee as required under the Companies Law and any other applicable law and stock exchange rules and regulations for the appointment of such an Alternate Nominee and an undertaking that all of the information that is required under law and stock exchange rules and regulations to be provided to the Company in connection with such an appointment has been provided (including, information in respect of the Alternate Nominee as would be provided in response to the applicable disclosure requirements under Form 20-F or any other applicable form prescribed by the SEC); (v) a declaration made by the Alternate Nominee of whether he or she meets the criteria for an independent director and/or External Director of the Company under the Companies Law and/or under any applicable law, regulation or stock exchange rules, and if not, then an explanation of why not; and (vi) any other information required at the time of submission of the Proposal Request by applicable law, regulations or stock exchange rules. In addition, the Proposing Shareholder(s) and each Alternate Nominee shall promptly provide any other information reasonably requested by the Company, including a duly completed director and officer questionnaire, in such form as may be provided by the Company, with respect to each Alternate Nominee. The Board of Directors may refuse to acknowledge the nomination of any person not made in compliance with the foregoing. The Company shall be entitled to publish any information provided by a Proposing Shareholder or Alternate Nominee pursuant to this Article 39(e) and Article 25, and the Proposing Shareholder and Alternate Nominee shall be responsible for the accuracy and completeness thereof.

(f) The Nominees or Alternate Nominees shall be elected by a resolution adopted at the Annual General Meeting at which they are subject to election.

(h) Notwithstanding anything to the contrary in these Articles, the election, qualification, removal or dismissal of External Directors shall be only in accordance with the applicable provisions set forth in the Companies Law.

(i) Directors whose terms of office have expired or terminated may be re-elected. The aforesaid will not apply to external directors, whose reappointment shall be in accordance with the provisions of the Companies Law and the regulations promulgated thereunder.”

If the proposed amendment will be approved at the Meeting, the members of the Board will be divided among the three classes as follows:

Mr. Amitay Weiss will be classified as Class I director and his term will expire at our annual general meeting of shareholders to be held in 2024;

Ms. Tali Dinar and Dr. Roy Borochov will be each classified as Class II directors and their term will expire at our annual meeting of shareholders to be held in 2025; and

Mr. Moshe Revach will be classified as Class III director, and his term will expire at our annual meeting of shareholders to be held in 2026.

In the event the aforesaid proposal will not be adopted at the Meeting, the members of the Board will hold office until the close of the next annual general meeting of the Company.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the amendment to Article 39 to the Amended Articles of the Company attached as Exhibit B.

Proposed Resolutions

It is proposed that the following resolutions be adopted at the Meeting, as two separate resolutions:

“RESOLVED, to approve the amendment to the Article 39 to the Amended Articles of the Company, as detailed in the Proxy Statement, as set forth in Exhibit B attached hereto.”

The Board recommends a vote “FOR” approval of each of the proposed resolutions.

ITEM 3 — APPROVAL OF THE LONG TERM NON-EXECUTIVE DIRECTORS OPTIONS GRANT SCHEME

Under the Companies Law, arrangements regarding the compensation of a director in a public company require the approval of a company’s compensation committee, board and shareholders, in that order. Under certain circumstances the approval of the shareholders requires meeting the standards of a special majority. Each of our non-executive directors is entitled to receive annual cash payment of $30,000, payable quarterly, pro rata for periods of less than a quarter, reimbursement or coverage of expenses (including travel expenses), and to indemnification according to the Company’s standard indemnification agreement as previously approved by the Company’s shareholders and coverage under the Company’s directors and officers insurance.

As outlined below, the Board proposes to grant to each non-executive director, in addition to the compensation set forth above, with options, as described below under a scheme, referred as the “Long Term Non-Executive Directors Options Grant Scheme”. The Long Term Non-Executive Directors Options Grant Scheme was approved by our Compensation Committee and Board (subject to shareholders’ approval) on September 18, 2023, and September 20, 2023, respectively. In the process of obtaining approval, each of the Compensation Committee and Board determined that the Long Term Non-Executive Directors Options Grant Scheme is within the limitations set forth in our Compensation Policy. Our Compensation Committee and Board approved the Long Term Non-Executive Directors Options Grant Scheme as they believe that it would serve as an appropriate long-term retention and performance incentive to advance the objectives of the Company, including its long-term strategy.

At the Meeting you will be asked to approve the Long Term Non-Executive Directors Options Grant Scheme whereby each non-executive director (including our external directors) shall be entitled to a one-time grant of options to purchase 15,131 Ordinary Shares under our Global Share Incentive Plan (2022). All such options may be exercised until the lapse of 5 years from the date of their grant, subject to vesting over a period of four (4) years commencing on September 20, 2023, which is the date such grant was approved by the Board with 50% of such options vesting at the end of two years from the approval of the grant by the Board (i.e., September 20, 2025) and afterwards 6.25% of the number of granted options shall vest each subsequent three-month period following the grant; (ii) the exercise price per share of the options will be $1.275 per share, which is the higher of: (x) the average reported closing price at the last 30 trading days prior to the grant date; (y) the closing price of the Company’s shares on the trading day immediately preceding the date of grant; and (iii) the options grant will be in accordance and pursuant to Section 102 of the Israel Income Tax Ordinance (New Version), 1961 (the “Tax Ordinance”).

Required Approval 2

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the Long Term Non-Executive Directors Options Grant Scheme, provided that, either (i) at least a majority of the Ordinary Shares voted on the matter by non-controlling shareholders or by shareholders who do not have a personal interest in the resolution, are voted in favor of the matter or (ii) the total number of Ordinary Shares of non-controlling shareholders or of shareholders who do not have a personal interest in the resolution voted against the matter does not exceed two percent of the outstanding voting power in our Company

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the Long Term Non-Executive Directors Options Grant Scheme be and hereby is approved”

The Board recommends a vote “FOR” approval of the proposed resolution.

[2]	The Companies Law requires that each shareholder voting on this proposal indicate whether or not such person is a controlling shareholder or has a personal interest in such resolution; otherwise, the shareholder is not eligible to vote on this proposal. For information regarding personal interests and definition of a “controlling shareholder” under the Companies Law and related voting procedures, please see Item No. 1 footnote No. 1 above.

ITEM 4 — APPROVAL OF A MODIFICATION TO THE COMPENSATION OUR CHIEF

EXECUTIVE OFFICER IS ENTITLED TO

Under the Companies Law, arrangements regarding the compensation of a Chief Executive Officer of a public company require the approval of a company’s compensation committee, board of directors and shareholders, in that order. The proposed modification to our Chief Executive Officer Mr. Boaz Shetzer (the “CEO”) compensation, as described below, has been approved on September 18, 2023 and September 20, 2023 by our Compensation Committee and by our Board (subject to shareholders’ approval), respectively. In making their determination, each of the Compensation Committee and Board determined that the modification is within the limitations set forth in our proposed Compensation Policy.

At the Meeting, shareholders will be asked to approve the modification to the compensation terms of Mr. Shetzer, all in accordance with the terms set forth below.

Mr. Shetzer’s current gross monthly salary is NIS 36,000 (approximately $9,470). In addition, Mr. Shetzer is entitled to customary social and other benefits. Mr. Shetzer has never received options or other equity compensation from the Company.

Due to the increase in the Company’s business activities and that the company became a public company, it is proposed to increase Mr. Shetzer’s gross salary to NIS 43,000 (approximately $11,320), effective as of August 1, 2023, one day after the closing of our initial public offering. In addition it is proposed to grant to Mr. Shetzer options to purchase 60,524 Ordinary Shares under our Global Share Incentive Plan (2022).

Such options may be exercised until the lapse of 5 years from the date of their grant, subject to vesting over a period of four (4) years commencing on September 20, 2023, which is the date such grant was approved by the Board with 50% of such options vesting at the end of two years from the approval of the grant by the Board (i.e., September 20, 2025) and afterwards 6.25% of the number of granted options shall vest each subsequent three-month period following the grant; (ii) the exercise price per share of the options will be $1.275 per share, which is the higher of: (x) the average reported closing price at the last 30 trading days prior to the grant date; (y) the closing price of the Company’s shares on the trading day immediately preceding the date of grant; and (iii) the options grant will be in accordance and pursuant to Section 102 of the Tax Ordinance.

When considering the proposed compensation terms, the Compensation Committee and the Board considered numerous factors, including a benchmark analysis of the compensation terms of other chief executive officers in several peer companies as well as Mr. Shetzer’s performance and contribution to the Company.

Required Approval 3

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the modification of the compensation of our CEO, provided that either (i) at least a majority of the Ordinary Shares voted on the matter by non-controlling shareholders or by shareholders who do not have a personal interest in the resolution, are voted in favor of the matter or (ii) the total number of Ordinary Shares of non-controlling shareholders or of shareholders who do not have a personal interest in the resolution voted against the matter does not exceed two percent of the outstanding voting power in our Company.

[3]	The Companies Law requires that each shareholder voting on this proposal indicate whether or not such person is a controlling shareholder or has a personal interest in such resolution; otherwise, the shareholder is not eligible to vote on this proposal. For information regarding personal interests and definition of a “controlling shareholder” under the Companies Law and related voting procedures, please see Item No. 1 footnote No. 1 above.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the increase in the Company’s Chief Executive Officer salary and grant of options, as detailed in Item 4 to the Proxy Statement.”

According to the Companies Law, even if the shareholders do not approve the proposed modification to the compensation of our CEO, our Compensation Committee and Board may thereafter approve the proposal, provided that they have determined based on detailed reasoning and a re-evaluation of the proposed compensation, that the proposed compensation is in the best interests of the Company despite the opposition of the shareholders.

The Board recommends a vote “FOR” approval of the proposed resolution.

ITEM 5 — APPROVAL OF THE ENGAGEMENT AGREEMENT WITH OUR EXECUTIVE

CHAIRMAN OF OUR BOARD OF DIRECTORS

Under the Companies Law, arrangements regarding the compensation of an executive chairman of a board of a public company require the approval of a company’s compensation committee, board of directors and shareholders, in that order. On September 18, 2023, and September 20, 2023, the Compensation Committee and the Board, respectively, approved and recommend to the shareholders to approve the engagement agreement with the Executive Chairman of our Board, Mr. Amitay Weiss in the form of Exhibit C attached hereto (the “Engagement Agreement”). Among other things, the Engagement Agreement includes compensation comprising of:

●	A monthly fee of NIS 30,000 + VAT (the “Monthly Fee”, which equals approximately $7,875) effective as of August 2, 2023, the date in which Mr. Weiss became our executive chairman;

●	An annual bonus of up to six times the Monthly Fee, commencing in 2024;

●	The grant of to purchase 60,524 Ordinary Shares under our Global Share Incentive Plan (2022), where such options may be exercised until the lapse of 5 years from the date of their grant, (i) subject to vesting over a period of four (4) years commencing on September 20, 2023, which is the date such grant was approved by the Board with 50% of such options vesting at the end of two years from the approval of the grant by the Board (i.e., September 20, 2025) and afterwards 6.25% of the number of granted options shall vest each subsequent three-month period following the grant; (ii) the exercise price per share of the options will be $1.275 per share, which is the higher of: (x) the average reported closing price at the last 30 trading days prior to the grant date; (y) the closing price of the Company’s shares on the trading day immediately preceding the date of grant; and (iii) the options grant will be in accordance and pursuant to Section 102 of the Tax Ordinance; and

●	In the event that Mr. Weiss shall cease to serve as the executive chairman of our board, then he will be entitled to cash remuneration as the other non-executive directors of our Company.

Required Approval

Subject to the approval of proposal No.1, the affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of Engagement Agreement with our Executive Chairman.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the Engagement Agreement with our Executive Chairman be and hereby is approved”

The Board recommends a vote “FOR” approval of the proposed resolution.

ITEM 6 — OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting, other than as set forth in the Notice. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

ADDITIONAL INFORMATION

We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers, and we fulfill the obligations with respect to those requirements by filing reports with the SEC. Our SEC filings are available to the public on the SEC’s website at www.sec.gov. Shareholders may obtain information directly from the Company, whose registered office is at 30 Dov Hoz, Kiryat Ono, 5555626, Israel and whose telephone number is +972-3-688-5252. The contents of our website do not form part of the proxy solicitation material.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement and related notice should not be taken as an admission that we are subject to those proxy rules. Furthermore, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act and the rules thereunder, with respect to their purchases and sales of securities.  Lastly, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED SEPTEMBER 28, 2023. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN SEPTEMBER 28, 2023, AND THE LATER RECEIPT OF THIS DOCUMENT BY SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

PROPOSALS OF SHAREHOLDERS

Shareholder Proposals for the Meeting

Any shareholder of the Company who intends to present a proposal at the Meeting (a “Proposing Shareholder”) must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board include a proposal in a future shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting (a “Proposal Request”). Such shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than October 5, 2023. If our Board determines that a shareholder proposal has been duly and timely received and is appropriate, we will publish a revised agenda in the manner set forth in the proxy statement. In order for the Board to consider a Proposal Request and whether to include the matter stated therein in the agenda of the Meeting, notice of the Proposal Request must be timely delivered under any applicable law and stock exchange rules and regulations and the Proposal Request must comply with any applicable law and stock exchange rules and regulations. The Proposal Request must be made in English and in writing, signed by all of the Proposing Shareholder(s) making such request, delivered, either in person or by certified mail, postage prepaid, and received by the CEO. The announcement of an adjournment or postponement of the Meeting shall not commence a new time period (or extend any time period) for the delivery of a Proposal Request as described above. The Proposal Request must include the following: (i) the name, address, telephone number, fax number and email address of the Proposing Shareholder (or each Proposing Shareholder, as the case may be) and, if an entity, the name(s) of the person(s) that controls or manages such entity; (ii) the number of Ordinary Shares held by the Proposing Shareholder(s), directly or indirectly (and, if any of such Ordinary Shares are held indirectly, an explanation of how they are held and by whom), which shall be in such number no less than as is required to qualify as a Proposing Shareholder, accompanied by evidence satisfactory to the Company of the record holding of such Ordinary Shares by the Proposing Shareholder(s) as of the date of the Proposal Request, and a representation that the Proposing Shareholder(s) intends to appear in person or by proxy at the meeting; (iii) the matter requested to be included on the agenda of the Meeting, all information related to such matter, the reason that such matter is proposed to be brought before the Meeting, the complete text of the resolution that the Proposing Shareholder proposes to be voted upon at the Meeting and, if the Proposing Shareholder wishes to have a position statement in support of the Proposal Request, a copy of such position statement that complies with the requirement of any applicable law; (iv) a description of all arrangements or understandings between the Proposing Shareholders and any other person(s) (naming such person or persons) in connection with the matter that is requested to be included on the agenda and a declaration signed by all Proposing Shareholder(s) of whether any of them has a personal interest in the matter and, if so, a description in reasonable detail of such personal interest; (v) a description of all Derivative Transactions (as defined below) by each Proposing Shareholder(s) during the previous twelve (12) month period, including the date of the transactions and the class, series and number of securities involved in, and the material economic terms of, such Derivative Transactions; and (vi) a declaration that all of the information that is required under the Companies Law and any other applicable law and stock exchange rules and regulations to be provided to the Company in connection with such matter, if any, has been provided to the Company.

The Board, may, in its discretion, to the extent it deems necessary, request that the Proposing Shareholder(s) provide additional information necessary so as to include a matter in the agenda of the Meeting, as the Board may reasonably require. A “Derivative Transaction” means any agreement, arrangement, interest or understanding entered into by, or on behalf or for the benefit of, any Proposing Shareholder or any of its affiliates or associates, whether of record or beneficial: (i) the value of which is derived in whole or in part from the value of any class or series of shares or other securities of the Company, (ii) which otherwise provides any direct or indirect opportunity to gain or share in any gain derived from a change in the value of securities of the Company, (iii) the effect or intent of which is to mitigate loss, manage risk or benefit of security value or price changes, or (iv) which provides the right to vote or increase or decrease the voting power of, such Proposing Shareholder, or any of its affiliates or associates, with respect to any shares or other securities of the Company, which agreement, arrangement, interest or understanding may include, without limitation, any option, warrant, debt position, note, bond, convertible security, swap, stock appreciation right, short position, profit interest, hedge, right to dividends, voting agreement, performance-related fee or arrangement to borrow or lend shares (whether or not subject to payment, settlement, exercise or conversion in any such class or series), and any proportionate interest of such Proposing Shareholder in the securities of the Company held by any general or limited partnership, or any limited liability company, of which such Proposing Shareholder is, directly or indirectly, a general partner or managing member.

The information required pursuant to the above shall be updated as of (i) the Record Date of the Meeting, (ii) five business days before the Meeting, and (iii) as of the Meeting, and any adjournment or postponement thereof.

By Order of the Board,

/s/ Amitay Weiss
Chairman of the Board

Dated: September 28, 2023

Exhibit A

ParaZero Technologies Ltd. (the “Company”)

Compensation Policy for the Office Holders of the Company

As Adopted on [__], 2023

1.	Introduction

Pursuant to the provisions of the Companies Law, 1999 (hereafter – “the Companies Law”), on September 13, 2023 and September 14, 2023, the Company’s Compensation Committee and the Company’s Board of Directors (the “Committee”, the “Board”, respectively), respectively, approved this compensation policy (hereafter – the “Policy”) with respect to the terms of service and/or employment of the Office Holders (as defined below), after discussing and considering the recommendations of the Committee regarding this matter.

The provisions of the Policy are subject to the provisions of any law that is binding on the Company or its Office Holders.

1.1.	The underlying principles and purposes of the Policy are as follows: (a) promoting the Company’s business, goals, its business plan and its policy for the long-term; (b) compensating and providing incentives to Office Holders, while considering the risks that the Company’s activities involve; (c) adjusting the compensation package to the size of the Company and the nature and scope of its activities; (d) creating incentives that are suitable to the Office Holders by compensating those entitled for compensation under the Policy in accordance with their positions, areas of responsibility and contribution to the development of the Company’s business, the promotion of its targets and the maximization of profits in the short and long-term, taking into account, among other things, the need to recruit and retain qualified, highly-skilled officers in a global and competitive market; and (e) adjusting the compensation of Office Holders to the contribution of the Office Holder to the achievement of the Company’s goals.

1.2.	In accordance with the Companies Law the Policy shall remain effective for a period of five (5) years from the date of its adoption, subject to any changes need to be made in accordance with the law or the Company’s needs. Following the lapse of the period of five (5) years from initial adoption, the Policy shall be presented, every three (3) years for the renewed approval before the Committee, Board and the general meeting of its shareholders, subject to any amendments proposed by the Committee and the Board from time to time.

1.3.	Per the requirements of the Companies Law, the Committee and the Board shall review and reassess the adequacy of this Policy on a periodic basis and propose amendments thereto, if needed in their discretion for the approval by the general meeting of the Company’s shareholders.

1.4.	This Policy is based, among other things, on the Company’s assessments as to the competitive environment in which it operates and the challenge it faces in recruiting and retaining high-quality officers in such an environment; it is also based on employment terms generally accepted in technology public companies similar in size to the Company and on existing employment agreements between the Company and its Office Holders, which – for the avoidance of doubt – this Policy may not retroactively change.

2.	The Policy

2.1.	Definitions

“Office Holder” – the Company’s Office Holders as such term is defind in Section 1 of the Companies Law.

Exhibit A-1

“Subordinate Office Holder” – an Office Holder who is subordinated and reporting directly to the Company’s Chief Executive Officer (the “CEO”).

“Foreign Office Holder” - Office Holder residing outside of Israel.

2.2.	Components of the Policy

In accordance with the Policy, the compensation of the Office Holders shall be based on all or some of the following components:

2.2.1.	Base Salary – refers to the monthly salary of that employee, excluding any social benefits and related benefits, and in respect to compensation paid as consultancy fee or equivalent (to a non-employee Office Holder) – the monthly gross consultation fees, excluding VAT (if applicable);

2.2.2.	Social and related benefits - social benefits as prescribed by local law (pension savings, contributions towards severance pay, contributions towards training fund, vacation pay, sick leave, recreation pay, etc.) and related benefits, such as company vehicle/vehicle maintenance, telephone expenses, laptop, meals at the workplace, gifts on public holidays, etc.

2.2.3.	Variable cash compensation (bonus) – short and medium-term compensation, which includes annual bonuses, which are based on results and achievement of targets. The Company may also determine that a certain Office Holders will be paid discretionary annual bonuses, considering his/her contribution to the Company and the restrictions placed under this policy.

2.2.4.	Variable equity-based compensation– share-based payment or another long-term compensation (subject to the existence of valid long-term compensation plans and provided that the Company decides to award such compensation). (The components in sections 2.2.3 and 2.2.4 above shall be referred to as the “Variable Components”).

At the time of approval of the compensation package of an Office Holder, the Committee and the Board shall assess the compliance of each of those components and of the total cost of employment and/or consultancy fee with the criteria set out in this Policy.

2.3.	Parameters for reviewing compensation terms

Generally, some or all of the following parameters will be considered when reviewing the compensation terms of the Office Holders:

2.3.1.	Education, skills, expertise, tenure (specifically in the Company and in the Office Holders’ field of expertise in general), professional experience and achievements of the Office Holders;

2.3.2.	The role of the Office Holders, his areas of responsibility and his employment or services terms under previous wage agreements entered into with this Office Holders;

2.3.3.	The Office Holders’ contribution to the Company’s business, the achievement of its strategic goals and implementation of its work plans, the maximization of its profits and the enhancement of its strength and stability;

2.3.4.	The extent of responsibility delegated to the Office Holders;

Exhibit A-2

2.3.5.	The Company’s need to recruit or retain an Office Holder with unique skills, knowledge, or expertise;

2.3.6.	Whether a material change has been made to the role or function of the Office Holders, or to the Company’s requirements from such Office Holders;

2.3.7.	The size of the Company and the nature of its activities;

2.3.8.	As to service and employment terms that include retirement grants – the term of service or employment of the Office Holders, the terms of his service and employment over the course of this period, the Company’s performances in the said period, the Office Holders’ contribution to the achievement of the Company’s goals and the circumstances of the retirement;

2.3.9.	The market conditions of the industry in which the Company operates at any relevant time, including the Office Holders’ salary compared to the salaries of other Office Holders working in similar positions (or in position of comparable level) in companies whose characteristics are similar to those of the Company in terms of its activity (as described in section 2.3.1 below);

2.3.10.	The availability of suitable candidates that can serve as Office Holders in the Company, the recruitment and retainment of the Office Holders and the need to offer an attractive compensation package in a global competitive market; and

2.3.11.	Changes in the Company’s area of activity and in the scope and complexity of its activities.

2.4.	Salary Review

2.4.1.	For the purpose of establishing and updating the Base Salary, upon recruitment and/or retainment of the Office Holders. The Company shall conduct from time to time a review of the Office Holders in a peer group of other companies operating in technology sectors that are as much as possible similar in their characteristics to the Company, while considering, among other things, such companies’ size and characteristics including their revenues, profitability rate, growth rates, market capitalization, number of employees and area of operations (in Israel or globally).

2.4.2.	The salary review will be conducted by the Company itself, or by an external advisor, at the Company’s discretion, after the Committee has issued its recommendations regarding this matter.

2.5.	Base Salary, benefits and other related benefits

2.5.1.	The Base Salary of a new Office Holders shall be determined taking into accounts the parameters described in section 2.3 above and the conclusions of the salary review described in section 2.4 above (should such a review will be conducted).

2.5.2.	The Base Salary shall be in absolute numbers. The Company may determine that an Office Holder’s Base Salary shall be linked to a certain currency or index.

Exhibit A-3

2.5.3.	In any case, the Base Salary, or alternatively, the monthly consultation fees shall not exceed the maximum amount set out below (linked to the Consumer Price Index commencing on the date of adoption of this Policy):

Position	Maximum Base Salary* in $
Active Chairmen of the Board (“Active Chairmen”)	$15,000
Company’s CEO (“CEO”)**	$20,000
Subordinate Office Holder **	$15,000
Foreign Office Holders**	$15,000

*	An amount paid to an Office Holder other than an Active Chairman, as monthly consultation fees (in respect of which an invoice is issued), which is up to 1.4 times higher than the maximum Base Salary set for his position, shall not be considered to be a deviation from the Policy.

**	The amounts presented above are in respect of a full-time position (other than the Active Chairman); those amounts shall change in proportion to the scope of position of the respective Office Holder.

The table above is based on USD/NIS exchange rate of [__] as of September [__], 2023.

2.5.4.	Social benefits[1], related benefits, reimbursement of expenses

The compensation package may include benefits that are generally acceptable in the market where employee serves, such as vacation pay2, contributions towards pension, life insurance, education fund, training fund saving, health insurance, social rights and benefits, mobile phone (including grossing up of the taxable value of the phone), internet and landline, gifts on public holidays, recreation, medical tests, medical insurance and/or undertaking such an insurance policy and other expenses, all as approved by the Committee and the Board, at their discretion and in accordance with the applicable Company policy.

2.5.5.	Vehicle

Office Holders shall be entitled to receive a Company vehicle (including by way of leasing) as follows:

●	CEO - By way of leasing in the amount of up to $3,000 per month excluding VAT, linked to the consumer price index.

●	Subordinate Office Holders - By way of leasing in the amount of up to $2,000 per month before VAT, linked to the consumer price index.

The maximum amounts mentioned above relate to the total cost to the Company and may include grossing up the taxable value of this benefit, fuel expenses, licensing, insurance and other related expenses.

The Company may add an amount equal to the vehicle costs as additional salary to the Office Holder, provided that, the total salary will be in accordance with the limitations of the Policy.

[1]	As to an Office Holder that has entered into engagement with the Company whereby no employer-employee relationship exists, the Company may pay the social benefits described above on top of his monthly fee in lieu of the said expenses.

[2]	An Office Holders shall be entitled to annual leave as prescribed by law, but the Company may grant him further paid leave up to a maximum of 24 working days per year. The Company may allow Office Holders to accumulate vacation days over his term of office in accordance with Company’s procedures.

Exhibit A-4

2.5.6.	Insurance, indemnification, and exemption

Insurance

2.5.6.1.	The Office Holders shall be entitled to insurance coverage, which may include “run-off” and/or SIDE A type policies, to be provided by a liability insurance policy of directors and Office Holders, including the controlling shareholders, which the Company will purchase from time to time, subject to the approvals required by law.

2.5.6.2.	Subject to the provisions of the law, as amended from time to time, and without detracting from the provisions of section 2.5.6.1 above, the Office Holders shall be entitled to benefit from coverage provided by a liability insurance of directors and officers, which the Company will purchase from time to time, subject to the approval of the Committee, the Board, and, if needed, the shareholder meeting of the Company, which shall determine that the sums are reasonable considering Company’s exposures, the scope of coverage, the market conditions and that the insurance policy reflects the current market conditions and that it shall not materially affect the Company’s profitability, assets or liabilities. Additionally, the insurance policy shall meet the following:

a.	The limit of insurer’s liability under the insurance policy shall not exceed $15 million per claim and during the insurance period covered by that policy, plus reasonable litigation expenses in excess of the abovementioned limit.

b.	The insurance policy may include an entity cover that will cover the Company itself in case of lawsuits filed against it under the securities law (whether those lawsuits are filed only against the Company and whether they are filed against the Company and Office Holders or an office holder in its related companies). Such cover will be subject to priorities for payment of any insurance benefits according to which the rights of the Directors and Officers to receive indemnity from the Insurer’s take precedence over the right of the Company itself.

c.	The insurance policy may include an entity cover that will cover the Company itself in case of lawsuits filed against it under the securities law (whether those lawsuits are filed only against the Company and whether they are filed against the Company and the Office Holders or an office holder in its related companies). Such cover will be subject to priorities for payment of any insurance benefits according to which the rights of the Directors and Officers to receive indemnity from the Insurer’s take precedence over the right of the Company itself.

d.	In case of a material change in risk, or a change in control, or in case the policy is not renewed, the Company shall be entitled to purchase a Run-Off coverage of up to 7 years (the “Run Off period”), for a premium for the Run Off period in the rate of up to 300% of the last paid annual premium, subject to receipt of all approvals required under the Companies Law.

e.	The excess amounts set in the insurance policies shall not exceed the amounts normally applicable in the insurance market for policies of this type as of the date of purchasing and renewing the insurance on a periodic basis.

Exhibit A-5

f.	In this section 2.5.6.2, if, in any future renewal of such insurance policy the coverages set forth above do not exceed 10%, this will not be considered as an exemption of the Policy.

Indemnification and Exemption

2.5.6.3.	The Office Holders may be entitled to an indemnification arrangement in accordance with arrangements that are normally acceptable and subject to the provisions of the law and the Company’s articles of association. The maximum amount the Company may be required the Office Holders shall be the greater of: (a) twenty-five percent (25%) of the Company’s total shareholders’ equity according to the Company’s most recent financial statements as of the time of the actual payment of indemnification; and (b) US$5 million. However, in addition to the limitations above, the maximum amount in the prior sentence in connection with or arising out of a public offering of the Company’s securities, shall not exceed, in any case, the aggregate amount of proceeds from the sale by the Company and/or any shareholder of Company’s securities in such offering.

2.5.6.4.	The Office Holders may be entitled to an exemption arrangement in accordance with arrangements that are normally acceptable and subject to the provisions of the law, the Company’s articles of association and contractual arrangement between the Company and each Office Holder that is duly approved by the Company.

2.6.	Compensation in connection with termination of employment

2.6.1.	Advance Notice Period

2.6.1.1.	An Office Holder may be entitled to advance notice period or payment in lieu of advance notice period, as follows:

●	Chairmen - up to 90 days advance notice period.

●	CEO - up to 120 days advance notice period.

●	Subordinate Office Holders - up to 90 days advance notice period.

2.6.1.2.	Over the course of the advance notice period, the Office Holder shall continue to do his job in the Company at the request of the Company, unless the Company decides that he will not do so, in which case the Office Holder may be entitled to continue and receive over the advance notice period all employment and service terms, which were agreed upon in his employment agreement.

2.6.1.3.	The service or employment terms of the Office Holders may include a provision whereby the Company may terminate the services or employment of the Office Holders without an advance notice period in cases which deny eligibility for severance pay according to the law in appropriate and customary circumstances.

2.6.2.	Severance Pay

Office Holders, who are Company’s employees, will be entitled to severance pay in accordance with the provisions of the local law.

2.6.3.	Non-Compete Grant

Upon termination of employment and subject to applicable law, the Company may grant one or more Office Holders with a non-compete grant as an incentive to refrain from competing with the Company for a defined period of time. The terms and conditions of the non-compete grant shall be decided by the Board and shall not exceed such Office Holder’s monthly Base Salary multiplied by twelve (12). The Board shall consider the existing entitlements of the Office Holder in connection with the consideration of any non-compete grant.

Exhibit A-6

2.7.	Annual Bonus

In addition to the Base Salary, the compensation package of the Office Holders may include eligibility to an annual bonus that is Based on measurable targets and to an annual discretionary bonus (hereafter jointly the: “annual bonus”).

For the purpose of this Annual bonus section, whenever the term “Salary” is used, it means (i) in the case of an Office Holder who is an employee of the Company – the gross Salary in terms of employer cost as paid to such Office Holder for the month of December in the relevant year and (ii) in the case of an Office Holder with no employer-employee relationship – the fee paid to the Office Holders for the month of December in the relevant year, excluding VAT (if applicable).

2.7.1.	Components of the annual bonus

The Company may grant an Office Holder an annual bonus in the amount of up to the maximum annual bonus as described in the table in section 2.7.7 below, based on an annual Company bonus plan which will be approved by the Committee and the Board for each year in advance. In addition, The Committee and the Board shall also determine applicable minimum thresholds that must be met for entitlement to the annual bonus.

Following the end of each year, the Committee and Board will review the Office Holders’ meeting their measurable targets in order to determine that component of the annual bonus, which is based on measurable targets. The Committee and Board may determine to pay only part of the component of the annual bonus, which is based on measurable targets, if the Office Holders meets only some of the targets. In special circumstances, as determined by the Committee and the Board (e.g., regulatory changes, significant changes in the Company’s business environment, a significant organizational change, significant merger and acquisition events, fund raising and the like), the Committee and the Board may modify the measurable targets and/or their relative weight during the fiscal year, or may modify payouts following the conclusion of the year.

According to the rates stated below, the components for each of the Office Holders of the annual bonus will be:

(i)	Measurable Company Targets (from the categories in the list below);

(ii)	Measurable Individual Targets (from the categories in the list below); and

(iii)	Discretionary Bonus (according to the limitations set forth herein)

	Measurable Company Targets	Measurable Individual Targets	Discretionary Bonus
Active Chairmen / CEO	75-100%	75-100%	0-25% (by Board), see section 2.7.3(1) below
Subordinate Office Holders	75-100%	75-100%	0-25% (by Board), see section 2.7.3(2) below

Exhibit A-7

2.7.2.	Measurable Targets (Company and Individual)

Set forth below are several suggested criteria for the annual bonus that is based on measurable targets. It should be clarified that this list is not a closed and binding list. The Committee and the Board may consider adding or removing some of those criteria, considering the role of each Office Holder, his areas of responsibility and the Company’s activity. A bonus that is based on meeting principal and personal performance metrics that are quantified and set out in the Company’s annual budget and business plan and attributed to the relevant Office Holder. These performance metrics may include, among other things:

(1)	Active Chairmen and CEO Measurable Targets Criteria

(a)	Sales and marketing targets.

(b)	Increase of revenue targets.

(c)	Engagement in contracts with revenue potential in a determined amount.

(d)	Engagement in collaboration contracts.

(e)	Engagement of material contracts and/or strategic contracts.

(f)	Achievement of product development milestones.

(g)	Reducing costs.

(h)	Achievement of targets/milestones relating to Company’s products and projects.

(i)	Promotions of strategic plans and targets, including targets which were set for the Office Holders, and which are relevant to the relevant Office Holders’ area of activity.

(j)	Achievement of regulatory approvals.

(k)	Achievement of financial indicators targets: gross margin, operational profit/loss, net profit/loss, cash balance, revenue.

(l)	Achievement of funding targets: raising loans, private placement, public or rights offering of shares, bonds, etc.

(m)	Achievement of achieving new and/or innovative technologies.

(2)	Subordinate Measurable Targets Criteria

(a)	Sales and marketing targets.

(b)	Increase of revenue targets.

(c)	Engagement in contracts with revenue potential in a determined amount.

(d)	Engagement in collaboration contracts.

(e)	Engagement of material contracts and/or strategic contracts.

(f)	Achievement of product development milestones.

Exhibit A-8

(g)	Reducing costs.

(h)	Achievement of targets/milestones relating to Company’s products and projects.

(i)	Promotion of strategic plans and targets, including targets which were set for the Office Holders, and which are relevant to the relevant Office Holders’ area of activity.

(j)	Achievement of regulatory approvals.

(k)	Budget and work plan related targets.

(l)	Inventory and Production related targets.

(m)	Achievement of financial indicators targets: gross margin, operational profit/loss, net profit/loss, cash balance, revenue.

(n)	Achievement of funding targets: raising loans, private placement, public or rights offering of shares, bonds, etc.

(o)	Achievement of achieving new and/or innovative technologies.

2.7.3.	Discretionary bonus

(1)	With regard to the Company’s CEO and an active Chairmen of the Board of Directors – most of the annual bonus will be based on measurable targets and an immaterial portion of the annual bonus (for that purpose “immaterial portion” – the higher of (a) a total of 3 (gross) monthly salaries or (b) 25% of the variable components of the bonus (actual bonus and equity-based payment) shall be a discretionary bonus that is based on qualitative criteria.

Notwithstanding the above, if in a specific year the Company does not pay the CEO or the active Chairman (as applicable) an annual bonus that is based on measurable targets (i.e., if the discretionary annual bonus paid to the CEO or the active Chairman (as applicable) constitutes the total annual bonus paid on that year), then the amount of the discretionary bonus that the Company may pay to the CEO and to the active Chairman (as applicable and separately) shall not exceed three (3) gross monthly salaries of that Office Holders.

(2)	With regard to Subordinate Office Holders/Foreign office holders– subject to the provisions of the law, Subordinate Office Holders, may be eligible to an annual bonus that is based on measurable targets and to a discretionary annual bonus. It should be clarified that the amount of the discretionary bonus that the Company may pay to Subordinate Office Holders, shall not exceed three (3) gross monthly salaries of the Subordinate Office Holder.

The amount of the annual bonus that is based on measurable targets shall be calculated based on measurable criteria, that will be determined (if they are determined) for each and every Office Holders at a time close to the date of the discussion held by the Board for review of the Company’s budget for the forthcoming year, in accordance with the role of the relevant Office Holders, by the competent organs of the Company (in accordance with the provisions of the law and the positions of the Securities Authority, as amended from time to time), provided that the targets applicable to Subordinate Office Holders/Foreign office holders, shall be determined by the Committee and Board, at the recommendation of the CEO.

Exhibit A-9

2.7.4.	Neutralization of one-off events

As part of the calculation of the eligibility to annual bonus that is based measurable targets on the basis of financial statements data (if such targets are set) the Board or the Committee will be authorized to neutralize the effect of “one-off events”, or alternatively to decide that such events should not be neutralized in a certain year, as applicable.

2.7.5.	The Company’s competent organs shall approve this component based, among other things, on data presented by the Company’s management and based on personal assessment and recommendation issued by the Company’s CEO (with regard to Subordinate Office Holders/Foreign office holders) and by the Board with regard to active Chairman and the CEO, while listing the underlying reasons for their recommendation.

Notwithstanding the foregoing, subject to applicable law, the Company’s competent organs shall be entitled to approve payment of discretionary bonus on an Annual, quarterly, monthly, or otherwise basis.

2.7.6.	Annual bonus that is based on measurable targets only

2.7.6.1.	Subject to the provisions of the law and the positions of the Israeli Securities Authority (as amended from time to time):

a.	The Committee and Board alone will be allowed to determine the measurable targets applicable to active Chairman or any other director, if one of the following (1) or (2) is fulfilled:

(1)	All of the following conditions are met: (a) the resolution is in line with the Policy; (b) the grant in question is based only on measurable targets; (c) the amount of the potential grant is immaterial (up to three salaries / equivalent base compensation for a period of one quarter); and (d) the targets were pre-determined by the Committee and the Board.

(2)	All of the following conditions are met: (a) the resolution is in line with the Policy; (b) the Office Holders in question serves both as a director and in an operational role in the Company; (c) The Committee and Board approved the targets, other than the said directors, who receive from the Company a bonus based on measurable targets, did not take part in the approval of those targets (whether in their capacity as directors or in their capacity as other Office Holders in the Company).

b.	The Committee and Board alone will be allowed to determine the measurable targets applicable to an Office Holder, who is a controlling shareholder or a relative thereof (as these terms are defined in the Companies Law), if one of the following (1) or (2) is fulfilled:

(1)	All of the following conditions are met: (a) the resolution is in line with the Policy; (b) the grant in question is based only on measurable targets; (c) the amount of the potential grant is immaterial (up to three salaries / equivalent base compensation for a period of one quarter); and (d) the targets were pre-determined by the Committee and the Board.

(2)	The Board has determined a clear target that is based on financial statements data and which applies in the same manner to the controlling shareholder and his relative and to other Office Holders, who are not related to the controlling shareholder.

Exhibit A-10

2.7.7.	The maximum annual bonus of Office Holders as of date of payment thereof (both in respect of Discretionary Bonus and in respect of bonus based on Measurable Targets):

Role	Maximum Annual Bonus
Active Chairmen	Up to 12 salaries
CEO	Up to 12 salaries
Other Subordinate Office Holders/ Foreign office holders	Up to 4 salaries

2.7.8.	The Committee and Board may decide to pay the annual bonus in cash and/or equity.

2.7.9.	The Committee and Board may decide to postpone the payment of the annual bonus or reduce the amount of the annual bonus to which the Office Holder is entitled, at their own discretion.

2.7.10.	The Company may pay an Office Holder, who has not completed a full year of employment, a proportionate share of the bonus according to the period of employment of the Office Holders.

2.7.11.	The Office Holders shall repay to the Company that portion of the bonus he received, which was based on measurable targets, should it be determined that this component was paid to him on the basis of erroneous data and/or data that were restated in the Company’s financial statements, provided that the date of restatement of the financial statements does not fall later than three (3) years after the original approval of the relevant financial statements.

2.8.	One-Time Bonus

The Board, subject to the recommendation of the Committee and the officer’s direct supervisor, may decide to grant a one-time bonus (in addition to the Annual Bonus, as described in section 2.7 above), to an Office Holder, including the chairmen and directors, in respect of special efforts performed by such person and / or in respect of the significant contribution of such person to the Company’s operations, special projects or extra ordinary achievements which are not in the Company’s general course of business.

The aggregate amount of such one-time bonus and Annual Bonus, shall not exceed 18 monthly Base Salaries.

2.9.	Special Bonus- merger or sale or assignment by the Company of all or substantially all of its shares or assets.

The Board, subject to the recommendation of the Committee and the officer’s direct supervisor, may decide to grant a special bonus (beyond the Annual Bonus, as described in section 2.7 above), to an Office Holder, including Board members and chairmen, in case of a consummation of a merger, or sale or assignment by the Company of all or substantially all of the issued and outstanding shares of the Company and/or all or substantially all of the Company’s assets (the “Special Bonus”). The Special Bonus for all the Office Holders together will be subject to a limit of 5% of the Transaction value, and in accordance with applicable law (the “Special Bonus”).

The Special Bonus is separate from the One-Time Bonus and the Annual Bonus.

Exhibit A-11

2.10.	Commissions

The CEO, may decide to grant Office Holders that are providing services of sales and/or business development for the Company, with commissions, as shall be determined in their employment agreement (the “Sales Office Holders” and “Commission”, respectively). The purpose of granting Commissions to Sales Office Holders is to incentivize Sales Office Holders to increase the amount of sales of Company’s products. For each Sales Office Holder, the aggregate amount of Commissions paid by the Company in each calendar year shall be up to 10% from direct contribution to the Company’s income from sales, and in any case, the amount paid for each Sales Office Holder shall not exceed $1 million. The Commissions will be paid on either a monthly, quarterly or annual basis. The maximum amount of Commissions shall be considered from time to time.

The Commission paid to a Sales Office Holder shall be separate from the Annual Bonus and/or Special Bonus given to them, or instead of Annual Bonus and/or Special Bonus, as suggested by in each case by the CEO and approved by the Committee.

The Commission shall be limited by the ratio between the fixed compensation and variable compensation, as further specified in section 2.12 herein.

2.11.	Long-term compensation

2.11.1.	The purpose of granting long-term compensation is to create an identity of interests between the company’s long-term business results and the Office Holders’ compensation. In addition, granting long term compensation is a tool for preserving good personnel. The principles for the long-term compensation are as follows:

2.11.1.1.	The Company will provide equity-based compensation, which can include options, Restricted Share Units (“RSUs”) and or any other equity-based compensation in accordance with the Incentive Plan, to Office Holders, from time to time at the Board’s discretion.

2.11.1.2.	Vesting Period - The vesting period will not be less than one year, except in cases of acceleration, in accordance with the Policy, the employment agreement and / or services with the Office Holders and as will be from time to time, or in case the vesting depends on milestones.

2.11.1.3.	Acceleration Mechanism - The Board (and in relation to the CEO or directors, as required by applicable law) may allow immediate acceleration for any unvested options and/or RSUs granted to Office Holders, upon closing of a Deemed Liquidation (as defined below):

“Deemed Liquidation” - shall mean: (i) the acquisition of the Company by, or the merger of the Company with another entity, consolidation, reorganization and/or recapitalization; provided that any of the said events results in an event prescribed under subsection (iii) below; (ii) sale, assignment or disposal by the Company of all or substantially all of the issued and outstanding shares of the Company; (iii) any other transaction or series of transactions following which the shareholders of the Company prior to the closing of such transaction own, directly or indirectly, less than 50% (fifty percent) of the voting power of the surviving entity (except in connection with public offering).

Exhibit A-12

It is clarified that the Board will be entitled to reduce the definition of “Deemed Liquidation” at the time of the equity-based grant, and to determine that “a deemed liquidation is one or more of the aforementioned criteria.”

2.11.1.4.	Exercise Price - The exercise price of the equity-based compensation will be determined not less than the higher of: (i) the average closing price of the Company’s shares in the last 30 trading days prior to the grant date; and (ii) the closing price of the Company’s shares on the trading day immediately preceding the date of grant.

2.11.1.5.	Expiration date - up to ten (10) years from the date of grant.

2.11.1.6.	The grant of equity-based compensation will be granted as far as possible under section 102 of the Income Tax Ordinance to employees employed in Israel (in cases of workers abroad under the existing law in those countries).

2.11.1.7.	the equity-based compensation is subject to the following principles (and in any case- the lowest of):

1.	The value of compensation in accordance with number of monthly salaries as specified below. The maximum compensation value is for one-year term and shall be calculated on a linear basis.

2.	The maximum rate of dilution for shareholders which will not exceed the rate listed below.

Maximum amounts as follows:

Role	Chairmen	CEO	Subordinate Office Holder / Foreign officeholder
Maximum Monthly Salaries	12	20	4
Maximum Dilution Rate	3%	5%	1%

2.11.1.8.	Other conditions for long-term compensation will be in accordance with the Company’s Global Share Incentive Plan (2022) (the “Incentive Plan”) or any other long-term compensation plan that will be adopted by the Company.

2.12.	The ratio between the variable components and the basic Salary component[3]

Role	The ratio between the variable components and the total comparison
Active Chairman	Up to 150%
CEO	Up to 200%
Subordinate office Holders	Up to 100%
Foreign office holders	Up to 100%
VP of Sales and Marketing	Up to 500%

[3]	For that purpose, the “variable components” include the annual bonus, one-time bonus, special bonus and annual value of the share-Based payment.

Exhibit A-13

2.13.	Extending the term of existing agreements with Company Office Holders and making amendments to those agreements

2.13.1.	Prior to extending the term of the services or employment agreement with a Company Office Holders (whether this involves changes to the terms of employment or not), the Office Holders’ existing compensation package will be assessed in relation to the parameters set out in section 2.3 above and bearing in mind the salary review, which was conducted by the Company as per section 2.4 above.

2.13.2.	Subject to the provisions of the law and the positions of the Israeli Securities Authority, as amended from time to time, immaterial changes (as defined below) made to the service or employment terms of the Company’s CEO will need to be approved by the Committee alone, if it approves that the changes are, indeed, immaterial and the changes comply with the provisions of this Policy.

2.13.3.	Subject to the provisions of the law and the positions of the Israeli Securities Authority, as amended from time to time, immaterial changes made to the service or employment terms of the Subordinate Office Holders / Foreign officer Holders shall be approved by the Company’s CEO alone, and the approval of the Committee will not be required, provided that the service and employment terms of that Office Holders comply with the provisions of this Policy.

In sections 2.13.2 and 2.13.3 above, “immaterial changes to the service and employment terms” are changes, the aggregate value of which does not exceed 5% of the overall annual cost of compensation of the Office Holders.

2.14.	Compensation of directors

2.14.1.	The directors of the Company (other than an Active Chairman) will be entitled to a fix annual fee (including participation compensation) which will not exceed $60,000.

2.14.2.	In addition, the directors of the Company will be entitled to compensation of travel and parking expenses. In the case of a director (except for external directors, if applicable) with additional expertise in the Company’s operations and / or in other areas where the Board has decided that they are necessary for the Company, the Company will be entitled, to award that director, solely that the aggregate amount of the annual compensation to which the director is entitled, does not exceed $120,000.

2.14.3.	The Company may grant equity-based compensation to directors (other than the Active Chairman), including external directors and independent directors, from time to time, all in accordance with applicable law. The fair annual value of securities granted to directors at the grant date, as reflected in the Company’s financial statements, will be calculated on the basis of accepted valuation methods (such as Black & Scholes / Intermediate), and will not exceed one of the follows: (i) 25% of the total annual compensation given to directors in the 12 months preceding grant date; (ii) $20,000 annual value.

Exhibit A-14

2.14.4.	All other provisions regarding the long-term compensation that apply to the Office Holders under this Policy, will also apply to the long-term compensation granted to directors, as applicable.

2.15.	Clawback Policy

The Company has adopted a Clawback Policy as attached hereto as Exhibit A, intended to comply with the requirements of the Companies Law, Section 10D of the Securities Exchange Act of 1934 and clawback-related listing standards of the Nasdaq Stock Market, which applies to its Executive Officers and Directors.

2.16.	Exchange Rate

Monetary amounts in this Policy are quoted in US$, yet subject to the currency exchange rate as mentioned above.

2.17.	The ratio between the Base Salary of Office Holders and the Base Salary of all other Company employees as of the date of the Policy

The ratio of the average and median Base Salary between the Office Holders to the other full-time employees (in practice as of the date of approval of the compensation policy):

Role	Ratio to the average Base Salary[4]	Ratio to Median Base Salary
CEO	2.07	2.05
Subordinate Office Holders / Foreign officer holders	1.23	1.08

As of the date of the compensation policy in the Company, there are 4 full-time employees who are not Office Holders. It is clarified that for the purpose of calculating the aforesaid ratios, only the employees of the Company were included.

At the time of approval of the Policy, the Committee examined the existing gaps in compensation between the Office Holders and the other employees and found that in light of the nature and structure of the Company, the above ratios will not affect the existing employment relationship in the Company. In addition, the Committee and the Board believe that these data have a limited effect on determining the salaries of the Office Holders, given the structure of the Company.

2.18.	Retention grant

The Company will be entitled to pay its Office Holders a retention grant in special cases, at the discretion of the Board and the Committee and subject to their approval, which will not exceed 4 monthly Base salaries of the officer. A retention grant will be approved in special cases only. The Board will examine the circumstances in which this grant will be awarded, including the contribution of the Office Holders to the success of the Company, its position and the Company’s financial matters.

[4]	The ratio to the average Base Salary and the median Base Salary refers to the Base Salary cost of the employees of the Company only, and does not include the cost of the Base Salaries of the Office Holders.

Exhibit A-15

3.	The powers of the Committee and the Board regarding the Policy

3.1.	The Board is charged with the management of the Policy and all actions required for management thereof, including the power to interpret the provisions of the Policy where doubts arise as to the manner of its implementation.

3.2.	The Committee and Board will assess, from time to time, the Policy and the need to adjust it, inter alia, in accordance with the considerations and principles set out in this policy, while taking into account the changes in the Company’s goals, market conditions, Company’s profits and revenues in previous periods in in real time and any other relevant information.

3.3.	In order to assess the Company’s Policy, the Committee and the Board will monitor the implementation of the Policy in the Company.

4.	Miscellaneous

4.1.	Nothing in this Policy shall be deemed to grant to any of the Office Holders, employees, directors, or any third party any right or privilege in connection with their employment by or service to the Company, nor deemed to require the Company to provide any compensation or benefits to any person. Such rights and privileges shall be governed by applicable personal employment agreements or other separate compensation arrangements entered into between the Company and the recipient of such compensation or benefits. The Board may determine that none or only part of the payments, benefits and perquisites detailed in this Policy shall be granted, and is authorized to cancel or suspend a compensation package or any part of it.

4.2.	In the event that new regulations or law amendment in connection with Office Holders’ compensation will be enacted following the adoption of this Policy, or any new court ruling applicable to the Company is taking effect, the Company may follow such new regulations, law amendments or ruling, even if such new regulations are in contradiction with the provisions of the Policy.

4.3.	The exhibit to the Policy constitute an integral part hereof and is hereby incorporated by reference. Therefore, this Policy must be read in conjunction with the attached exhibit to ensure a comprehensive understanding of the terms, obligations, and procedures outlined herein.

Exhibit A-16

PARAZERO TECHNOLOGIES LTD.

Clawback Policy

1.	Purpose

This Clawback Policy describes the circumstances under which Covered Persons of ParaZero Technologies Ltd. and any of its direct or indirect subsidiaries (the “Company”) will be required to repay or return Erroneously-Awarded Compensation to the Company. This Policy and any terms used in this Policy shall be construed in accordance with the clawback-related listing standards proposed by the Nasdaq Stock Market (the “Nasdaq Clawback Rules”), as well as the provisions of the Israeli Companies Law of 1999 (the “Companies Law”).

2.	Definitions

For purposes of this Policy, the following capitalized terms shall have the meaning set forth below:

2.1.	“Accounting Restatement” shall mean an accounting restatement (i) due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial restatements that is material to the previously issued financial statements (a “Big R” “Restatement”), or (ii) that corrects an error that is not material to previously issued financial statements, but would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “little r” “restatement”).

2.2.	“Board” shall mean the Board of Directors of the Company.

2.3.	“Clawback-Eligible Incentive Compensation” shall mean, in connection with an Accounting Restatement, any Incentive-Based Compensation Received by a Covered Person (regardless of whether such Covered Person was serving at the time that Erroneously-Awarded Compensation is required to be repaid) (i) on or after October 2, 2023, (ii) after beginning service as a Covered Person, (iii) while the Company has a class of securities listed on a national securities exchange or national securities association and (iv) during the Clawback Period.

2.4.	“Clawback Period” shall mean, with respect to any Accounting Restatement, the three completed fiscal years immediately preceding the Restatement Date and any transition period (that results from a change in the Company’s fiscal year) of less than nine months within or immediately following those three completed fiscal years.

2.5.	“Committee” shall mean the Compensation Committee of the Board.

2.6.	“Covered Person” shall mean any person who is, or was at any time, during the Clawback Period, an Executive Officer of the Company. For the avoidance of doubt, Covered Person may include a former Executive Officer that left the Company, retired or transitioned to an employee role (including after serving as an Executive Officer in an interim capacity) during the Clawback Period.

2.7.	“Erroneously-Awarded Compensation” shall mean the amount of Clawback-Eligible Incentive Compensation that exceeds the amount of Incentive-Based Compensation that otherwise would have been Received had it been determined based on the restated amounts. This amount must be computed without regard to any taxes paid.

2.8.	“Executive Officer” shall mean (i) the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, (ii) or any other person (including an officer of the Company’s parent(s) or subsidiaries) who performs similar policy-making functions for the Company, or (iii) an “Officer” within the meaning set forth in the Companies Law. For the sake of clarity, at a minimum, all persons who would be executive officers pursuant to Rule 401(b) under Regulation S-K shall be deemed “Executive Officers”.

Exhibit A-17

PARAZERO TECHNOLOGIES LTD.

Clawback Policy

2.9.	“Financial Reporting Measures” shall mean measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and all other measures that are derived wholly or in part from such measures. For purposes of this Policy, Financial Reporting Measures shall include stock price and total shareholder return (and any measures that are derived wholly or in part from stock price or total shareholder return).

2.10.	“Incentive-Based Compensation” shall have the meaning set forth in section 3 below.

2.11.	“Nasdaq” shall mean The Nasdaq Stock Market.

2.12.	“Policy” shall mean this Policy, as the same may be amended and/or restated from time to time.

2.13.	“Received” shall mean Incentive-Based Compensation received, or deemed to be received, in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation is attained, even if the payment or grant occurs after the fiscal period.

2.14.	“Repayment Agreement” shall have the meaning set forth in section 5 below.

2.15.	“Restatement Date” shall mean the earlier of (i) the date the Board, a committee of the Board or the officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date that a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.

2.16.	“SARs” shall mean stock appreciation rights.

2.17.	“SEC” shall mean the U.S. Securities and Exchange Commission.

3.	Incentive-Based Compensation

“Incentive-Based Compensation” shall mean any compensation that is granted, earned or vested wholly or in part upon the attainment of a Financial Reporting Measure.

For purposes of this Policy, specific examples of Incentive-Based Compensation include, but are not limited to:

●	Non-equity incentive plan awards that are earned based, wholly or in part, based on satisfaction of a Financial Reporting Measure performance goal;

●	Bonuses paid from a “bonus pool,” the size of which is determined, wholly or in part, based on satisfaction of a Financial Reporting Measure performance goal;

●	Other cash awards based on satisfaction of a Financial Reporting Measure performance goal;

●	Restricted stock, restricted stock units, performance share units, stock options and SARs that are granted or become vested, wholly or in part, on satisfaction of a Financial Reporting Measure performance goal; and

●	Proceeds received upon the sale of shares acquired through an incentive plan that were granted or vested based, wholly or in part, on satisfaction of a Financial Reporting Measure performance goal.

For purposes of this Policy, Incentive-Based Compensation excludes:

●	Any base salaries (except with respect to any salary increases earned, wholly or in part, based on satisfaction of a Financial Reporting Measure performance goal);

●	Bonuses paid solely at the discretion of the Committee or Board that are not paid from a “bonus pool” that is determined by satisfying a Financial Reporting Measure performance goal;

Exhibit A-18

PARAZERO TECHNOLOGIES LTD.

Clawback Policy

●	Bonuses paid solely upon satisfying one or more subjective standards and/or completion of a specified employment period;

●	Non-equity incentive plan awards earned solely upon satisfying one or more strategic measures or operational measures; and

●	Equity awards that vest solely based on the passage of time and/or satisfaction of one or more non-Financial Reporting Measures.

4.	Determination and Calculation of Erroneously-Awarded Compensation

In the event of an Accounting Restatement, the Committee shall promptly determine the amount of any Erroneously-Awarded Compensation for each Executive Officer in connection with such Accounting Restatement and shall promptly thereafter provide each Executive Officer with a written notice containing the amount of Erroneously-Awarded Compensation and a demand for repayment or return, as applicable.

4.1.	Cash Awards. With respect to cash awards, the Erroneously-Awarded Compensation is the difference between the amount of the cash award (whether payable as a lump sum or over time) that was Received and the amount that should have been received applying the restated Financial Reporting Measure.

4.2.	Cash Awards Paid From Bonus Pools. With respect to cash awards paid from bonus pools, the Erroneously-Awarded Compensation is the pro rata portion of any deficiency that results from the aggregate bonus pool that is reduced based on applying the restated Financial Reporting Measure.

4.3.	Equity Awards. With respect to equity awards, if the shares, options or SARs are still held at the time of recovery, the Erroneously-Awarded Compensation is the number of such securities Received in excess of the number that should have been received after applying the restated Financial Reporting Measure (or the value in excess of that number). If the options or SARs have been exercised, but the underlying shares have not been sold, the Erroneously-Awarded Compensation is the number of shares underlying the excess options or SARs (or the value thereof). If the underlying shares have already been sold, then the Committee and Board shall determine the amount which most reasonably estimates the Erroneously-Awarded Compensation.

4.4.	Compensation Based on Stock Price or Total Shareholder Return. For Incentive-Based Compensation based on (or derived from) stock price or total shareholder return, where the amount of Erroneously-Awarded Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement, the amount shall be determined by the Committee and Board based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received (in which case, the Committee and Board shall maintain documentation of such determination of that reasonable estimate and provide such documentation to Nasdaq in accordance with applicable listing standards).

Exhibit A-19

PARAZERO TECHNOLOGIES LTD.

Clawback Policy

5.	Recovery of Erroneously-Awarded Compensation

Once the Committee and Board have determined the amount of Erroneously-Awarded Compensation recoverable from the applicable Covered Person, the Committee and Board shall take all necessary actions to recover the Erroneously-Awarded Compensation. Unless otherwise determined by the Committee and Board, the Committee and Board shall pursue the recovery of Erroneously-Awarded Compensation in accordance with the below:

5.1.	Cash Awards. With respect to cash awards, the Committee and Board shall either (i) require the Covered Person to repay the Erroneously-Awarded Compensation in a lump sum in cash (or such property as the Committee and Board agrees to accept with a value equal to such Erroneously-Awarded Compensation) reasonably promptly following the Restatement Date or (ii) if approved by the Committee and Board, offer to enter into a Repayment Agreement. If the Covered Person accepts such offer and signs the Repayment Agreement within a reasonable time as determined by the Committee, the Company shall countersign such Repayment Agreement.

5.2.	Unvested Equity Awards. With respect to those equity awards that have not yet vested, the Committee and Board shall take all necessary action to cancel, or otherwise cause to be forfeited, the awards in the amount of the Erroneously-Awarded Compensation.

5.3.	Vested Equity Awards. With respect to those equity awards that have vested and the underlying shares have not been sold, the Committee and Board shall take all necessary action to cause the Covered Person to deliver and surrender the underlying shares in the amount of the Erroneously-Awarded Compensation.

In the event that the Covered Person has sold the underlying shares, the Committee and Board shall either (i) require the Covered Person to repay the Erroneously-Awarded Compensation in a lump sum in cash (or such property as the Committee and Board agree to accept with a value equal to such Erroneously-Awarded Compensation) reasonably promptly following the Restatement Date or (ii) if approved by the Committee and Board, offer to enter into a Repayment Agreement. If the Covered Person accepts such offer and signs the Repayment Agreement within a reasonable time as determined by the Committee, the Company shall countersign such Repayment Agreement.

5.4.	Repayment Agreement. “Repayment Agreement” shall mean an agreement (in a form reasonable acceptable to the Committee) with the Covered Person for the repayment of the Erroneously-Awarded Compensation as promptly as possible without unreasonable economic hardship to the Covered Person.

5.5.	Effect of Non-Repayment. To the extent that a Covered Person fails to repay all Erroneously-Awarded Compensation to the Company when due (as determined in accordance with this Policy), the Company shall, or shall cause one or more other members of the Company to, take all actions reasonable and appropriate to recover such Erroneously-Awarded Compensation from the applicable Covered Person. Such action may include legal actions, offsetting against future compensation, and other remedies as deemed necessary by the Committee and Board.

The Committee and Board shall have broad discretion to determine the appropriate means of recovery of Erroneously-Awarded Compensation based on all applicable facts and circumstances and taking into account the time value of money and the cost to shareholders of delaying recovery. However, in no event may the Company accept an amount that is less than the amount of Erroneously-Awarded Compensation in satisfaction of a Covered Person’s obligations hereunder.

6.	Discretionary Recovery

Notwithstanding anything herein to the contrary, the Company shall not be required to take action to recover Erroneously-Awarded Compensation if any one of the following conditions are met and the Committee and Board determine that recovery would be impracticable:

6.1.	The direct expenses paid to a third party to assist in enforcing this Policy against a Covered Person would exceed the amount to be recovered, after the Company has made a reasonable attempt to recover the applicable Erroneously-Awarded Compensation, documented such attempts and provided such documentation to Nasdaq;

Exhibit A-20

PARAZERO TECHNOLOGIES LTD.

Clawback Policy

6.2.	Recovery would violate home country law where that law was adopted prior to November 28, 2022, provided that, before determining that it would be impracticable to recover any amount of Erroneously-Awarded Compensation based on violation of home country law, the Company has obtained an opinion of home country counsel, acceptable to Nasdaq, that recovery would result in such a violation and a copy of the opinion is provided to Nasdaq; or

6.3.	Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

7.	Reporting and Disclosure Requirements

The Company shall file all disclosures with respect to this Policy in accordance with the requirements of the federal securities laws, including the disclosure required by the applicable filings required to be made with the SEC.

8.	Effective Date

This Policy shall apply to any Incentive-Based Compensation Received on or after October 2, 2023.

9.	No Indemnification

The Company shall not indemnify any Covered Person against the loss of Erroneously-Awarded Compensation and shall not pay, or reimburse any Covered Persons for premiums, for any insurance policy to fund such Covered Person’s potential recovery obligations.

10.	Administration

The Committee and the Board have the discretion to administer this Policy, subject to applicable law. The Committee and the Board shall, subject to the provisions of this Policy, make such determinations and interpretations and take such actions as deems necessary, appropriate or advisable.

11.	Amendment

The Committee and thereafter, the Board may amend this Policy from time to time as and when the Committee and the Board determine that it is legally required by the Companies Law, any federal securities laws, SEC rule or the rules of any national securities exchange or national securities association on which the Company’s securities are then listed. Notwithstanding anything in this section 11 to the contrary, no amendment or termination of this Policy shall be effective if such amendment or termination would (after taking into account any actions taken by the Company contemporaneously with such amendment or termination) cause the Company to violate Companies Law, any federal securities laws, SEC rule, or the rules of any national securities exchange or national securities association on which the Company’s securities are then listed.

12.	Other Recoupment Rights; No Additional Payments

This Policy will be applied to the fullest extent of the law. The adoption of this Policy does not derogate from any recoupment rights the Company may have under any employment agreement, equity award agreement or any other agreement entered into on or after October 2, 2023. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other rights under applicable law, regulation or rule or pursuant to any similar policy in any employment agreement, equity plan, equity award agreement or similar arrangement and any other legal remedies available to the Company. However, this Policy shall not provide for recovery of Incentive-Based Compensation that the Company has already recovered pursuant to Section 304 of the Sarbanes-Oxley Act or other recovery obligations.

13.	Successors

This Policy shall be binding and enforceable against all Covered Persons and their beneficiaries, heirs, executors, administrators or other legal representatives.

Exhibit A-21

Exhibit B

AMENDED ARTICLES

THE COMPANIES LAW, 1999

A LIMITED LIABILITY COMPANY

SECOND AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

ParaZero Technologies Ltd.

Preliminary

1.	Definitions; Interpretation.

(a) In these Articles, the following terms (whether or not capitalized) shall bear the meanings set forth opposite to them respectively, unless inconsistent with the subject or context.

“Articles”	shall mean these First Amended and Restated Articles of Association, as amended from time to time.

“Board of Directors”	shall mean the Board of Directors of the Company.

“Chairperson”	shall mean the Chairperson of the Board of Directors, or the Chairperson of the General Meeting, as the context provides;

“Company”	shall mean ParaZero Technologies Ltd.

“Companies Law”	shall mean the Israeli Companies Law, 5759-1999, and the regulations promulgated thereunder. The Companies Law shall include reference to the Companies Ordinance [New Version], 5743-1983, of the State of Israel, to the extent in effect according to the provisions thereof.

“Director(s)”	shall mean the member(s) of the Board of Directors holding office at any given time, including alternate directors.

“Economic Competition Law”	shall mean the Israeli Economic Competition Law, 5758-1988, and the regulations promulgated thereunder.

“External Director(s)”	shall mean as defined in the Companies Law.

“General Meeting”	shall mean an Annual General Meeting or Special General Meeting of the Shareholders, as the case may be.

“NIS”	shall mean New Israeli Shekels.

“Office”	shall mean the registered office of the Company at any given time.

“Office Holder”	shall mean as defined in the Companies Law.

“Securities Law”	shall mean the Israeli Securities Law, 5728-1968 and the regulations promulgated thereunder.

“Shareholder(s)”	shall mean the shareholder(s) of the Company, at any given time.

“in writing” or “writing”	shall mean written, printed, photocopied, photographic, typed, any electronic communication (including email, facsimile, signed electronically (in Adobe PDF, DocuSign or any other format)) or produced by any visible substitute for writing, or partly one and partly another, and signed shall be construed accordingly.

Exhibit B-1

(b) Unless otherwise defined in these Articles or required by the context, terms used herein shall have the meaning provided therefor under the Companies Law.

(c) Unless the context shall otherwise require: words in the singular shall also include the plural, and vice versa; any pronoun shall include the corresponding masculine, feminine and neuter forms; the words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”; the words “herein”, “hereof” and “hereunder” and words of similar import refer to these Articles in their entirety and not to any part hereof; all references herein to Articles, Sections or clauses shall be deemed references to Articles, Sections or clauses of these Articles; any references to any agreement or other instrument or law, statute or regulation are to it as amended, supplemented or restated, from time to time (and, in the case of any law, to any successor provisions or re-enactment or modification thereof being in force at the time); any reference to “law” shall include any law as defined in the Interpretation Law, 5741-1981, and any applicable supranational, national, federal, state, local, or foreign statute or law and all rules and regulations promulgated thereunder (including, any rules, regulations or forms prescribed by any governmental authority or securities exchange commission or authority, if and to the extent applicable); any reference to a “day” or a number of “days” (without any explicit reference otherwise, such as to business days) shall be interpreted as a reference to a calendar day or number of calendar days; any reference to a business day shall mean each calendar day other than any calendar day on which commercial banks Tel-Aviv, Israel are authorized or required by applicable law to close; reference to month or year means according to the Gregorian calendar; any reference to a “company”, “corporate body” or “entity” shall include a, partnership, corporation, limited liability company, association, trust, unincorporated organization, or a government or agency or political subdivision thereof, and reference to a “person” shall mean any of the foregoing or an individual.

(d) The captions in these Articles are for convenience only and shall not be deemed a part hereof or affect the construction or interpretation of any provision hereof.

(e) The specific provisions of these Articles shall supersede the provisions of the Companies Law to the extent permitted thereunder.

Limited Liability

2.	The Company is a limited liability company and therefore each shareholder’s liability to the Company’s obligations shall be limited to the payment of the nominal value of the shares held by such shareholder, subject to the provisions of the Companies Law.

Public Company; Company’s Objectives

3.	Public Company; Objectives.

(a)	The Company is a Public Company as such term is defined in and as long as it so qualifies under the Companies Law.

(b)	The Company’s objectives are to carry on any business, and do any act, which is not prohibited by law.

Exhibit B-2

4.	Donations.

The Company may donate a reasonable amount of money (in cash or in kind, including the Company’s securities) for any purpose that the Board of Directors finds appropriate.

Share Capital

5.	Authorized Share Capital.

(a) The share capital of the Company shall be NIS500,000, divided into 25,000,000 Ordinary Shares, par value NIS 0.02 each (the “Shares”).

(b) The Shares shall rank pari passu in all respects.

6.	Increase of Authorized Share Capital.

(a) The Company may, from time to time, by a Shareholders’ resolution, whether or not all of the shares then authorized have been issued, and whether or not all of the shares theretofore issued have been called up for payment, increase its authorized share capital by increasing the number of shares. Any such increase shall be in such amount and shall be divided into shares of such nominal amounts, and such shares shall confer such rights and preferences, and shall be subject to such restrictions, as such resolution shall provide.

(b) Except to the extent otherwise provided in such resolution, any new shares included in the authorized share capital increase as aforesaid shall be subject to all of the provisions of these Articles which are applicable to shares of such class included in the existing share capital without regard to class (and, if such new shares are of the same class as a class of shares included in the existing share capital, to all of the provisions which are applicable to shares of such class included in the existing share capital).

7.	Special or Class Rights; Modification of Rights.

(a) The Company may, from time to time, by a Shareholders’ resolution, provide for shares with such preferred or deferred rights or other special rights and/or such restrictions, whether in regard to dividends, voting, repayment of share capital or otherwise, as may be stipulated in such resolution.

(b) If at any time the share capital of the Company is divided into different classes of shares, the rights attached to any class, unless otherwise provided by the Companies Law or these Articles, may be modified or cancelled by the Company by a resolution of the General Meeting of the holders of all shares as one class, without any required separate resolution of any class of shares.

(c) The provisions of these Articles relating to General Meetings shall, mutatis mutandis, apply to any separate General Meeting of the holders of the shares of a particular class, it being clarified that the requisite quorum at any such separate General Meeting shall be two or more shareholders present in person or by proxy and holding not less than 15 percent of the issued shares of such class.

(d) Unless otherwise provided by these Articles, an increase in the authorized share capital, the creation of a new class of shares, an increase in the authorized share capital of a class of shares, or the issuance of additional shares thereof out of the authorized and unissued share capital, shall not be deemed, for purposes of this Article 7, to modify or derogate or cancel the rights attached to previously issued shares of such class or of any other class.

Exhibit B-3

8.	Consolidation, Division, Cancellation and Reduction of Share Capital.

(a) The Company may, from time to time, by or pursuant to an authorization of a Shareholders’ resolution, and subject to applicable law:

(i) consolidate all or any part of its issued or unissued authorized share capital into shares of a per share nominal value which is larger, equal to or smaller than the per share nominal value of its existing shares;

(ii) divide or sub-divide its shares (issued or unissued) or any of them, into shares of smaller or the same nominal value (subject, however, to the provisions of the Companies Law), and the resolution whereby any share is divided may determine that, as among the holders of the shares resulting from such subdivision, one or more of the shares may, in contrast to others, have any such preferred or deferred rights or rights of redemption or other special rights, or be subject to any such restrictions, as the Company may attach to unissued or new shares;

(iii) cancel any authorized shares which, at the date of the adoption of such resolution, have not been issued to any person nor has the Company made any commitment, including a conditional commitment, to issue such shares, and reduce the amount of its share capital by the amount of the shares so canceled; or

(iv) reduce its share capital in any manner.

(b) With respect to any consolidation of issued shares and with respect to any other action which may result in fractional shares, the Board of Directors may settle any difficulty which may arise with regard thereto, as it deems fit, and, in connection with any such consolidation or other action which could result in fractional shares, may, without limiting its aforesaid power:

(i) determine, as to the holder of shares so consolidated, which issued shares shall be consolidated into a share of a larger, equal or smaller nominal value per share;

(ii) issue, in contemplation of or subsequent to such consolidation or other action, shares sufficient to preclude or remove fractional share holdings;

(iii) redeem such shares or fractional shares sufficient to preclude or remove fractional share holdings;

(iv) round up, round down or round to the nearest whole number, any fractional shares resulting from the consolidation or from any other action which may result in fractional shares; or

(v) cause the transfer of fractional shares by certain Shareholders to other Shareholders thereof so as to most expediently preclude or remove any fractional shareholdings, and cause the transferees of such fractional shares to pay the transferors thereof the fair value thereof, and the Board of Directors is hereby authorized to act in connection with such transfer, as agent for the transferors and transferees of any such fractional shares, with full power of substitution, for the purposes of implementing the provisions of this sub-Article 8(b)(v).

9.	Issuance of Share Certificates, Replacement of Lost Certificates.

(a) To the extent that the Board of Directors determines that all shares shall be certificated or, if the Board of Directors does not so determine, to the extent that any shareholder requests a share certificate or the Company’s transfer agent so requires, share certificates shall be issued under the corporate seal of the Company or its written, typed or stamped name and shall bear the signature of one Director, the Company’s CEO or of any other person or persons authorized therefor by the Board of Directors. Signatures may be affixed in any mechanical or electronic form, as the Board of Directors may prescribe.

(b) Subject to the provisions of Article 9(a), each Shareholder shall be entitled to one numbered certificate for all the shares of any class registered in his or her name. Each certificate may also specify the amount paid up thereon. The Company (as determined by an officer of the Company to be designated by the Chief Executive Officer) shall not refuse a request by a Shareholder to obtain several certificates in place of one certificate, unless such request is, in the opinion of such officer, unreasonable. Where a Shareholder has sold or transferred some of such Shareholder’s shares, such Shareholder shall be entitled to receive a certificate in respect of such Shareholder’s remaining shares, provided that the previous certificate is delivered to the Company before the issuance of a new certificate.

Exhibit B-4

(c) A share certificate registered in the names of two or more persons shall be delivered to the person first named in the Register of Shareholders in respect of such co-ownership.

(d) A share certificate which has been defaced, lost or destroyed, may be replaced, and the Company shall issue a new certificate to replace such defaced, lost or destroyed certificate upon payment of such fee, and upon the furnishing of such evidence of ownership and such indemnity, as the Board of Directors in its discretion deems fit.

10.	Registered Holder.

Except as otherwise provided in these Articles or the Companies Law, the Company shall be entitled to treat the registered holder of each share as the absolute owner thereof, and accordingly, shall not, except as ordered by a court of competent jurisdiction, or as required by the Companies Law, be obligated to recognize any equitable or other claim to, or interest in, such share on the part of any other person.

11.	Issuance and Repurchase of Shares.

(a) The unissued shares from time to time shall be under the control of the Board of Directors (and to the extent permitted by law any Committee thereof), which shall have the power to issue or otherwise dispose of shares and of securities convertible or exercisable into or other rights to acquire from the Company to such persons, on such terms and conditions (including inter alia terms relating to calls set forth in Article 13(f) hereof), and either at par or at a premium, or subject to the provisions of the Companies Law, at a discount and/or with payment of commission, and at such times, as the Board of Directors (or the Committee, as the case may be) deems fit, and the power to give to any person the option to acquire from the Company any shares or securities convertible or exercisable into or other rights to acquire from the Company, either at par or at a premium, or, subject as aforesaid, at a discount and/or with payment of commission, during such time and for such consideration as the Board of Directors (or the Committee, as the case may be) deems fit.

(b) The Company may at any time and from time to time, subject to the Companies Law, repurchase or finance the purchase of any shares or other securities issued by the Company, in such manner and under such terms as the Board of Directors shall determine, whether from any one or more Shareholders. Such purchase shall not be deemed as payment of dividends and no Shareholder will have the right to require the Company to purchase his or her shares or offer to purchase shares from any other Shareholders.

12.	Payment in Installment.

If pursuant to the terms of issuance of any share, all or any portion of the price thereof shall be payable in installments, every such installment shall be paid to the Company on the due date thereof by the then registered holder(s) of the share or the person(s) then entitled thereto.

13.	Calls on Shares.

(a) The Board of Directors may, from time to time, as it, in its discretion, deems fit, make calls for payment upon Shareholders in respect of any sum (including premium) which has not been paid up in respect of shares held by such Shareholders and which is not, pursuant to the terms of issuance of such shares or otherwise, payable at a fixed time, and each Shareholder shall pay the amount of every call so made upon him or her (and of each installment thereof if the same is payable in installments), to the person(s) and at the time(s) and place(s) designated by the Board of Directors, as any such times may be thereafter extended and/or such person(s) or place(s) changed. Unless otherwise stipulated in the resolution of the Board of Directors (and in the notice hereafter referred to), each payment in response to a call shall be deemed to constitute a pro rata payment on account of all the shares in respect of which such call was made.

Exhibit B-5

(b) Notice of any call for payment by a shareholder shall be given in writing to such shareholder not less than fourteen (14) days prior to the time of payment fixed in such notice, and shall specify the time and place of payment, and the person to whom such payment is to be made. Prior to the time for any such payment fixed in a notice of a call given to a shareholder, the Board of Directors may in its absolute discretion, by notice in writing to such shareholder, revoke such call in whole or in part, extend the time fixed for payment thereof, or designate a different place of payment or person to whom payment is to be made. In the event of a call payable in installments, only one notice thereof need be given.

(c) If pursuant to the terms of issuance of a share or otherwise, an amount is made payable at a fixed time (whether on account of such nominal value of such share or by way of premium), such amount shall be payable at such time as if it were payable by virtue of a call made by the Board of Directors and for which notice was given in accordance with paragraphs (a) and (b) of this Article 13, and the provision of these Articles with regard to calls (and the non-payment thereof) shall be applicable to such amount or such installment (and the non-payment thereof).

(d) Joint holders of a share shall be jointly and severally liable to pay all calls for payment in respect of such share and all interest payable thereon.

(e) Any amount called for payment which is not paid when due shall bear interest from the date fixed for payment until actual payment thereof, at such rate (not exceeding the then prevailing debitory rate charged by leading commercial banks in Israel), and payable at such time(s) as the Board of Directors may prescribe.

(f) Upon the issuance of shares, the Board of Directors may provide for differences among the holders of such shares as to the amounts and times for payment of calls for payment in respect of such shares.

14.	Prepayment.

With the approval of the Board of Directors, any shareholder may pay to the Company any amount not yet payable in respect of such shareholder’s shares, and the Board of Directors may approve the payment by the Company of interest on any such amount until the same would be payable if it had not been paid in advance, at such rate and time(s) as may be approved by the Board of Directors. The Board of Directors may at any time cause the Company to repay all or any part of the money so advanced, without premium or penalty. Nothing in this Article 14 shall derogate from the right of the Board of Directors to make any call for payment before or after receipt by the Company of any such advance.

15.	Forfeiture and Surrender.

(a) If any shareholder fails to pay an amount payable by virtue of a call, installment or interest thereon as provided for in accordance herewith, on or before the day fixed for payment of the same, the Board of Directors, may at any time after the day fixed for such payment, so long as such amount (or any portion thereof) or interest thereon (or any portion thereof) remains unpaid, forfeit all or any of the shares in respect of which such payment was called for. All expenses incurred by the Company in attempting to collect any such amount or interest thereon, including, without limitation, attorneys’ fees and costs of legal proceedings, shall be added to, and shall, for all purposes (including the accrual of interest thereon) constitute a part of, the amount payable to the Company in respect of such call.

(b) Upon the adoption of a resolution as to the forfeiture of a Shareholder’s share, the Board of Directors shall cause notice thereof to be given to such shareholder, which notice shall state that, in the event of the failure to pay the entire amount so payable by a date specified in the notice (which date shall be not less than fourteen (14) days after the date such notice is given and which may be extended by the Board of Directors), such shares shall be ipso facto forfeited, provided, however, that, prior to such date, the Board of Directors may cancel such resolution of forfeiture, but no such cancellation shall stop the Board of Directors from adopting a further resolution of forfeiture in respect of the non-payment of the same amount.

Exhibit B-6

(c) Without derogating from Articles 52 and 56 hereof, whenever shares are forfeited as herein provided, all dividends, if any, theretofore declared in respect thereof and not actually paid shall be deemed to have been forfeited at the same time.

(d) The Company, by resolution of the Board of Directors, may accept the voluntary surrender of any share.

(e) Any share forfeited or surrendered as provided herein, shall become the property of the Company as a dormant share, and the same, subject to the provisions of these Articles, may be sold, re-issued or otherwise disposed of as the Board of Directors deems fit.

(f) Any person whose shares have been forfeited or surrendered shall cease to be a shareholder in respect of the forfeited or surrendered shares, but shall, notwithstanding, be liable to pay, and shall forthwith pay, to the Company, all calls, interest and expenses owing upon or in respect of such shares at the time of forfeiture or surrender, together with interest thereon from the time of forfeiture or surrender until actual payment, at the rate prescribed in Article 13(e) above, and the Board of Directors, in its discretion, may, but shall not be obligated to, enforce or collect the payment of such amounts, or any part thereof, as it shall deem fit. In the event of such forfeiture or surrender, the Company, by resolution of the Board of Directors, may accelerate the date(s) of payment of any or all amounts then owing to the Company by the person in question (but not yet due) in respect of all shares owned by such shareholder, solely or jointly with another.

(g) The Board of Directors may at any time, before any share so forfeited or surrendered shall have been sold, re-issued or otherwise disposed of, nullify the forfeiture or surrender on such conditions as it deems fit, but no such nullification shall stop the Board of Directors from re-exercising its powers of forfeiture pursuant to this Article 15.

16.	Lien.

(a) Except to the extent the same may be waived or subordinated in writing, the Company shall have a first and paramount lien upon all the shares registered in the name of each shareholder (without regard to any equitable or other claim or interest in such shares on the part of any other person), and upon the proceeds of the sale thereof, for his or her debts, liabilities and engagements to the Company arising from any amount payable by such shareholder in respect of any unpaid or partly paid share, whether or not such debt, liability or engagement has matured. Such lien shall extend to all dividends from time to time declared or paid in respect of such share. Unless otherwise provided, the registration by the Company of a transfer of shares shall be deemed to be a waiver on the part of the Company of the lien (if any) existing on such shares immediately prior to such transfer.

(b) The Board of Directors may cause the Company to sell a share subject to such a lien when the debt, liability or engagement giving rise to such lien has matured, in such manner as the Board of Directors deems fit, but no such sale shall be made unless such debt, liability or engagement has not been satisfied within fourteen (14) days after written notice of the intention to sell shall have been served on such shareholder, his or her executors or administrators.

(c) The net proceeds of any such sale, after payment of the costs and expenses thereof or ancillary thereto, shall be applied in or toward satisfaction of the debts, liabilities or engagements of such shareholder in respect of such share (whether or not the same have matured), and the remainder (if any) shall be paid to the shareholder, his or her executors, administrators or assigns.

Exhibit B-7

17.	Sale After Forfeiture of Surrender or in Enforcement of Lien.

Upon any sale of a share after forfeiture or surrender or for enforcing a lien, the Board of Directors may appoint any person to execute an instrument of transfer of the share so sold and cause the purchaser’s name to be entered in the Register of Shareholders in respect of such share. The purchaser shall be registered as the shareholder and shall not be bound to see to the regularity of the sale proceedings, or to the application of the proceeds of such sale, and after his or her name has been entered in the Register of Shareholders in respect of such share, the validity of the sale shall not be impeached by any person, and the remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively.

18.	Redeemable Shares.

The Company may, subject to applicable law, issue redeemable shares or other securities and redeem the same upon terms and conditions to be set forth in a written agreement between the Company and the holder of such shares or in their terms of issuance.

Transfer of Shares

19.	Registration of Transfer.

No transfer of shares shall be registered unless a proper writing or instrument of transfer (in any customary form or any other form satisfactory to the Board of Directors) has been submitted to the Company (or its transfer agent), together with any share certificate(s) and such other evidence of title as the Board of Directors may reasonably require. Notwithstanding anything to the contrary herein, shares registered in the name of The Depository Trust Company or its nominee shall be transferrable in accordance with the policies and procedures of The Depository Trust Company. Until the transferee has been registered in the Register of Shareholders in respect of the shares so transferred, the Company may continue to regard the transferor as the owner thereof. The Board of Directors, may, from time to time, prescribe a fee for the registration of a transfer, and may approve other methods of recognizing the transfer of shares in order to facilitate the trading of the Company’s shares on the Nasdaq Capital Market or on any other stock exchange on which the Company’s shares are then listed for trading.

20.	Suspension of Registration.

The Board of Directors may, in its discretion to the extent it deems necessary, close the Register of Shareholders of registration of transfers of shares for a period determined by the Board of Directors, and no registrations of transfers of shares shall be made by the Company during any such period during which the Register of Shareholders is so closed.

Transmission of Shares

21.	Decedents’ Shares.

(a) Any person becoming entitled to a share in consequence of the death of any person, upon producing evidence of the grant of probate or letters of administration or declaration of succession (or such other evidence as the Board of Directors may reasonably deem sufficient (or to an officer of the Company to be designated by the Chief Executive Officer)), shall be registered as a shareholder in respect of such share, or may, subject to the provisions as to transfer contained herein, transfer such share.

(b) In case of a share registered in the names of two or more holders, the Company shall recognize the remaining holder as the sole owner(s) thereof unless and until the provisions of Article 21(b) have been effectively invoked.

Exhibit B-8

22.	Receivers and Liquidators.

(a) The Company may recognize any receiver, liquidator or similar official appointed to wind-up, dissolve or otherwise liquidate a corporate Shareholder, and a trustee, manager, receiver, liquidator or similar official appointed in bankruptcy or in connection with the reorganization of, or similar proceeding with respect to a Shareholder or its properties, as being entitled to the shares registered in the name of such Shareholder.

(b) Such receiver, liquidator or similar official appointed to wind-up, dissolve or otherwise liquidate a corporate Shareholder and such trustee, manager, receiver, liquidator or similar official appointed in bankruptcy or in connection with the reorganization of, or similar proceedings with respect to a Shareholder or its properties, upon producing such evidence as the Board of Directors (or an officer of the Company to be designated by the Chief Executive Officer) may deem sufficient as to his or her authority to act in such capacity or under this Article, shall with the consent of the Board of Directors (which the Board of Directors may grant or refuse in its absolute discretion), be registered as a Shareholder in respect of such shares, or may, subject to the regulations as to transfer herein contained, transfer such shares.

General Meetings

23.	General Meetings.

(a) An annual General Meeting (“Annual General Meeting”) shall be held at such time and at such place, either within or outside of the State of Israel, as may be determined by the Board of Directors, no later than fifteen (15) months after the last Annual General Meeting.

(b) All General Meetings other than Annual General Meetings shall be called “Special General Meetings”. The Board of Directors may, at its discretion, convene a Special General Meeting at such time and place, within or outside of the State of Israel, as may be determined by the Board of Directors.

(c) If so determined by the Board of Directors, an Annual General Meeting or a Special General Meeting may be held through the use of any means of communication approved by the Board of Directors, provided all of the participating Shareholders can hear each other simultaneously. A resolution approved by use of means of communications as aforesaid, shall be deemed to be a resolution lawfully adopted at such general meeting and a Shareholder shall be deemed present in person at such general meeting if attending such meeting through the means of communication used at such meeting.

24.	Record Date for General Meeting.

Notwithstanding any provision of these Articles to the contrary, and to allow the Company to determine the shareholders entitled to notice of or to vote at any General Meeting or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or grant of any rights, or entitled to exercise any rights in respect of or to take or be the subject of any other action, the Board of Directors may fix a record date, which shall not be more than the maximum period and not less than the minimum period permitted by law. A determination of shareholders of record entitled to notice of or to vote at a meeting shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Exhibit B-9

25.	Shareholder Proposal Request.

(a) Any Shareholder or Shareholders of the Company holding at least one percent (1%) or a higher percent, as may be required by the Companies Law from time to time, of the voting rights of the Company (the “Proposing Shareholder(s)”) may request, subject to the Companies Law, that the Board of Directors include a matter on the agenda of a General Meeting to be held in the future, provided that the Board determines that the matter is appropriate to be considered at a General Meeting (a “Proposal Request”). In order for the Board of Directors to consider a Proposal Request and whether to include the matter stated therein in the agenda of a General Meeting, notice of the Proposal Request must be timely delivered in accordance with applicable laws, and the Proposal Request must comply with the requirements of these Articles (including this Article 25) and any applicable law and stock exchange rules and regulations. The Proposal Request must be in writing, signed by all of the Proposing Shareholder(s) making such request, delivered, either in person or by registered mail, postage prepaid, and received by the Secretary (or, in the absence thereof by the Chief Executive Officer of the Company). To be considered timely, a Proposal Request must be received within the time periods prescribed by applicable law. The announcement of an adjournment or postponement of a General Meeting shall not commence a new time period (or extend any time period) for the delivery of a Proposal Request as described above. In addition to any information required to be included in accordance with applicable law, the Proposal Request must include the following: (i) the name, address, telephone number, fax number and email address of the Proposing Shareholder (or each Proposing Shareholder, as the case may be) and, if an entity, the name(s) of the person(s) that controls or manages such entity; (ii) the number of Shares held by the Proposing Shareholder(s), directly or indirectly (and, if any of such Shares are held indirectly, an explanation of how they are held and by whom), which shall be in such number no less than as is required to qualify as a Proposing Shareholder, accompanied by evidence satisfactory to the Company of the record holding of such Shares by the Proposing Shareholder(s) as of the date of the Proposal Request, and a representation that the Proposing Shareholder(s) intends to attend the meeting in person or by proxy; (iii) the matter requested to be included on the agenda of a General Meeting, all information related to such matter, the reason that such matter is proposed to be brought before the General Meeting, the complete text of the resolution that the Proposing Shareholder proposes to be voted upon at the General Meeting and, if the Proposing Shareholder wishes to have a position statement in support of the Proposal Request, a copy of such position statement that complies with the requirement of any applicable law (if any), (iv) a description of all arrangements or understandings between the Proposing Shareholders and any other Person(s) (naming such Person or Persons) in connection with the matter that is requested to be included on the agenda and a declaration signed by all Proposing Shareholder(s) of whether any of them has a personal interest in the matter and, if so, a description in reasonable detail of such personal interest; (v) a description of all Derivative Transactions (as defined below) by each Proposing Shareholder(s) during the previous twelve (12) month period, including the date of the transactions and the class, series and number of securities involved in, and the material economic terms of, such Derivative Transactions; and (vi) a declaration that all of the information that is required under the Companies Law and any other applicable law and stock exchange rules and regulations to be provided to the Company in connection with such matter, if any, has been provided to the Company. The Board of Directors, may, in its discretion, to the extent it deems necessary, request that the Proposing Shareholder(s) provide additional information necessary so as to include a matter in the agenda of a General Meeting, as the Board of Directors may reasonably require.

A “Derivative Transaction” means any agreement, arrangement, interest or understanding entered into by, or on behalf or for the benefit of, any Proposing Shareholder or any of its affiliates or associates, whether of record or beneficial: (1) the value of which is derived in whole or in part from the value of any class or series of shares or other securities of the Company, (2) which otherwise provides any direct or indirect opportunity to gain or share in any gain derived from a change in the value of securities of the Company, (3) the effect or intent of which is to mitigate loss, manage risk or benefit of security value or price changes, or (4) which provides the right to vote or increase or decrease the voting power of, such Proposing Shareholder, or any of its affiliates or associates, with respect to any shares or other securities of the Company, which agreement, arrangement, interest or understanding may include, without limitation, any option, warrant, debt position, note, bond, convertible security, swap, stock appreciation right, short position, profit interest, hedge, right to dividends, voting agreement, performance-related fee or arrangement to borrow or lend shares (whether or not subject to payment, settlement, exercise or conversion in any such class or series), and any proportionate interest of such Proposing Shareholder in the securities of the Company held by any general or limited partnership, or any limited liability company, of which such Proposing Shareholder is, directly or indirectly, a general partner or managing member.

Exhibit B-10

(b) The information required pursuant to this Article shall be updated as of (i) the record date of the General Meeting, (ii) five business days before the General Meeting, and (iii) as of the General Meeting, and any adjournment or postponement thereof.

(c) The provisions of Articles 25(a) and 25(b) shall apply, mutatis mutandis, on any matter to be included on the agenda of a Special General Meeting which is convened pursuant to a request of a Shareholder duly delivered to the Company in accordance with the Companies Law.

26.	Notice of General Meetings; Omission to Give Notice.

(a) The Company is not required to give notice of a General Meeting, subject to any mandatory provision of the Companies Law, and any other requirements applicable to the Company.

(b) The accidental omission to give notice of a General Meeting to any Shareholder, or the non-receipt of notice sent to such Shareholder, shall not invalidate the proceedings at such meeting or any resolution adopted thereat.

(c) No Shareholder present, in person or by proxy, at any time during a General Meeting shall be entitled to seek the cancellation or invalidation of any proceedings or resolutions adopted at such General Meeting on account of any defect in the notice of such meeting relating to the time or the place thereof, or any item acted upon at such meeting.

(d) The Company may add additional places for Shareholders to review the full text of the proposed resolutions to be adopted at a General Meeting, including an internet site.

(c) Notwithstanding anything to the contrary in this Article 26, and subject to any applicable stock exchange rules or regulations, notice of general meetings does not have to be delivered to shareholders, and notice by the Company of a General Meeting which is published on the Company’s website shall be deemed to have been duly given on the date of such publication to any shareholder whose address as listed in the Register of Shareholders (or as designated in writing for the receipt of notices and other documents) is located in the State of Israel, and notice by the Company of a General Meeting which is publicized on the United States Securities and Exchange Commission’s (“SEC”) EDGAR Database or similar publication via the internet shall be deemed to have been duly given on the date of such publication to any shareholder whose address as registered in the Register of Shareholders (or as designated in writing for the receipt of notices and other documents) is located outside of Israel.

Proceedings at General Meetings

27.	Quorum.

(a) No business shall be transacted at a General Meeting, or at any adjournment thereof, unless the quorum required under these Articles for such General Meeting or such adjourned meeting, as the case may be, is present when the meeting proceeds to business.

(b) In the absence of contrary provisions in these Articles, two or more shareholders (not in default in payment of any sum referred to in Article 13 hereof), present in person or by proxy and holding shares conferring in the aggregate at least twenty five percent (25%) of the voting power of the Company, shall constitute a quorum of General Meetings. A proxy may be deemed to be two (2) or more Shareholders pursuant to the number of Shareholders represented by the proxy holder.

(c) If within half an hour from the time appointed for the meeting a quorum is not present, then the meeting shall be canceled if it was convened upon requisition under Section 63 of the Companies Law, and in any other case, without any further notice the meeting shall be adjourned either (i) to the same day in the next week, at the same time and place, (ii) to such day and at such time and place as indicated in the notice to such meeting, or (iii) to such day and at such time and place as the Chairperson of the General Meeting shall determine (which may be earlier or later than the date pursuant to clause (i) above). No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called. At such adjourned meeting any shareholder (not in default as aforesaid) present in person or by proxy, shall constitute a quorum.

Exhibit B-11

28.	Chairperson of General Meeting.

The Chairperson of the Board of Directors shall preside as Chairperson of every General Meeting of the Company. If at any meeting the Chairperson is not present within fifteen (15) minutes after the time fixed for holding the meeting or is unwilling or unable to act as Chairperson, any of the following may preside as Chairperson of the meeting (and in the following order): Director, Chief Executive Officer, Chief Financial Officer, Secretary or any person designated by any of the foregoing. If at any such meeting none of the foregoing persons is present or all are unwilling or unable to act as Chairperson, the Shareholders present (in person or by proxy) shall choose a Shareholder or its proxy present at the meeting to be Chairperson. The office of Chairperson shall not, by itself, entitle the holder thereof to vote at any General Meeting nor shall it entitle such holder to a second or casting vote (without derogating, however, from the rights of such Chairperson to vote as a Shareholder or proxy of a Shareholder if, in fact, he is also a Shareholder or such proxy).

29.	Adoption of Resolutions at General Meetings.

(a) Except as required by the Companies Law or these Articles, including, without limitation, Article 39 below, a resolution of the Shareholders shall be adopted if approved by the holders of a simple majority of the voting power represented at the General Meeting in person or by proxy and voting thereon, as one class, and disregarding abstentions from the count of the voting power present and voting. Without limiting the generality of the foregoing, a resolution with respect to a matter or action for which the Companies Law prescribes a higher majority or pursuant to which a provision requiring a higher majority would have been deemed to have been incorporated into these Articles, but resolutions with respect to which the Companies Law allows the Company’s Articles to provide otherwise, shall be adopted by a simple majority of the voting power represented at the General Meeting in person or by proxy and voting thereon, as one class, and disregarding abstentions from the count of the voting power present and voting.

(b) Every question submitted to a General Meeting shall be decided by a show of hands, but the Chairperson of the General Meeting may determine that a resolution shall be decided by a written ballot. A written ballot may be implemented before the proposed resolution is voted upon or immediately after the declaration by the Chairperson of the results of the vote by a show of hands. If a vote by written ballot is taken after such declaration, the results of the vote by a show of hands shall be of no effect, and the proposed resolution shall be decided by such written ballot.

(c) A defect in convening or conducting a General Meeting, including a defect resulting from the non-fulfillment of any provision or condition set forth in the Companies Law or these Articles, including with regard to the manner of convening or conducting the General Meeting, shall not disqualify any resolution passed at the General Meeting and shall not affect the discussions or decisions which took place thereat.

(d) A declaration by the Chairperson of the General Meeting that a resolution has been carried unanimously, or carried by a particular majority, or rejected, and an entry to that effect in the minute book of the Company, shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against such resolution.

30.	Power to Adjourn.

A General Meeting, the consideration of any matter on its agenda or the resolution on any matter on its agenda, may be postponed or adjourned, from time to time and from place to place: (i) by the Chairperson of a General Meeting at which a quorum is present (and he or she shall do so if directed by the meeting, with the consent of the holders of a majority of the voting power represented in person or by proxy and voting on the question of adjournment), but no business shall be transacted at any such adjourned meeting except business which might lawfully have been transacted at the meeting as originally called, or a matter on its agenda with respect to which no resolution was adopted at the meeting originally called; or (ii) by the Board (whether prior to or at the General Meeting).

Exhibit B-12

31.	Voting Power.

Subject to the provisions of Article 32(a) and to any provision hereof conferring special rights as to voting, or restricting the right to vote, every Shareholder shall have one vote for each share held by him or her of record, on every resolution, without regard to whether the vote thereon is conducted by a show of hands, by written ballot or by any other means.

32.	Voting Rights.

(a) No shareholder shall be entitled to vote at any General Meeting (or be counted as a part of the quorum thereat), unless all calls then payable by him or her in respect of his or her shares in the Company have been paid.

(b) A company or other corporate body being a Shareholder of the Company may duly authorize any person to be its representative at any meeting of the Company or to execute or deliver a proxy on its behalf. Any person so authorized shall be entitled to exercise on behalf of such Shareholder all the power which the Shareholder could have exercised if it were an individual. Upon the request of the Chairperson of the General Meeting, written evidence of such authorization (in form acceptable to the Chairperson) shall be delivered to him or her.

(c) Any Shareholder entitled to vote may vote either in person or by proxy (who need not be Shareholder of the Company), or, if the Shareholder is a company or other corporate body, by representative authorized pursuant to Article (b) above.

(d) If two or more persons are registered as joint holders of any share, the vote of the senior who tenders a vote, in person or by proxy, shall be accepted to the exclusion of the vote(s) of the other joint holder(s). For the purpose of this Article 32(d), seniority shall be determined by the order of registration of the joint holders in the Register of Shareholders.

(e) A Shareholder who wishes to vote at a General Meeting shall prove his title to a share to the Company as required under the Companies Law and regulations promulgated thereunder. Without prejudice to the aforesaid, the Board of Directors may prescribe regulations and procedures with regard to proof of title to the Company’s shares.

Proxies

33.	Instrument of Appointment.

(a) An instrument appointing a proxy shall be in writing and shall be substantially in the following form:

“I		of
	(Name of Shareholder)		(Address of Shareholder)

Being a shareholder of ParaZero Technologies Ltd. hereby appoints of
	(Name of Proxy)		(Address of Proxy)

as my proxy to vote for me and on my behalf at the General Meeting of the Company to be held on the ___ day of _______, _______ and at any adjournment(s) thereof.

Signed this ____ day of ___________, ______.

(Signature of Appointor)”

Exhibit B-13

or in any such form as may be approved by the Board of Directors. Such proxy shall be duly signed by the appointor of such person’s duly authorized attorney, or, if such appointor is company or other corporate body, in the manner in which it signs documents which binds it together with a certificate of an attorney with regard to the authority of the signatories.

(b) Subject to the Companies Law, the original instrument appointing a proxy or a copy thereof certified by an attorney (and the power of attorney or other authority, if any, under which such instrument has been signed) shall be delivered to the Company (at its Office, at its principal place of business, or at the offices of its registrar or transfer agent, or at such place as notice of the meeting may specify) not less than forty eight (48) hours (or such shorter period as the notice shall specify) before the time fixed for such meeting. Notwithstanding the above, the Chairperson shall have the right to waive the time requirement provided above with respect to all instruments of proxies and to accept any and all instruments of proxy until the beginning of a General Meeting. A document appointing a proxy shall be valid for every adjourned meeting of the General Meeting to which the document relates.

34.	Effect of Death of Appointor of Transfer of Share and or Revocation of Appointment.

(a) A vote cast in accordance with an instrument appointing a proxy shall be valid notwithstanding the prior death or bankruptcy of the appointing Shareholder (or of his or her attorney-in-fact, if any, who signed such instrument), or the transfer of the share in respect of which the vote is cast, unless written notice of such matters shall have been received by the Company or by the Chairperson of such meeting prior to such vote being cast.

(b) Subject to the Companies Law, an instrument appointing a proxy shall be deemed revoked (i) upon receipt by the Company or the Chairperson, subsequent to receipt by the Company of such instrument, of written notice signed by the person signing such instrument or by the Shareholder appointing such proxy canceling the appointment thereunder (or the authority pursuant to which such instrument was signed) or of an instrument appointing a different proxy (and such other documents, if any, required under Article 33(b) for such new appointment), provided such notice of cancellation or instrument appointing a different proxy were so received at the place and within the time for delivery of the instrument revoked thereby as referred to in Article 33(b) hereof, or (ii) if the appointing Shareholder is present in person at the meeting for which such instrument of proxy was delivered, upon receipt by the Chairperson of such meeting of written notice from such Shareholder of the revocation of such appointment, or if and when such Shareholder votes at such meeting. A vote cast in accordance with an instrument appointing a proxy shall be valid notwithstanding the revocation or purported cancellation of the appointment, or the presence in person or vote of the appointing Shareholder at a meeting for which it was rendered, unless such instrument of appointment was deemed revoked in accordance with the foregoing provisions of this Article 34(b) at or prior to the time such vote was cast.

Board of Directors

35.	Powers of Board of Directors.

(a) The Board of Directors may exercise all such powers and do all such acts and things as the Board of Directors is authorized by law or as the Company is authorized to exercise and do and are not hereby or by law required to be exercised or done by the General Meeting. The authority conferred on the Board of Directors by this Article 35 shall be subject to the provisions of the Companies Law, these Articles and any regulation or resolution consistent with these Articles adopted from time to time at a General Meeting, provided, however, that no such regulation or resolution shall invalidate any prior act done by or pursuant to a decision of the Board of Directors which would have been valid if such regulation or resolution had not been adopted.

Exhibit B-14

(b) Without limiting the generality of the foregoing, the Board of Directors may, from time to time, set aside any amount(s) out of the profits of the Company as a reserve or reserves for any purpose(s) which the Board of Directors, in its absolute discretion, shall deem fit, including without limitation, capitalization and distribution of bonus shares, and may invest any sum so set aside in any manner and from time to time deal with and vary such investments and dispose of all or any part thereof, and employ any such reserve or any part thereof in the business of the Company without being bound to keep the same separate from other assets of the Company, and may subdivide or re-designate any reserve or cancel the same or apply the funds therein for another purpose, all as the Board of Directors may from time to time think fit.

36.	Exercise of Powers of Board of Directors.

(a) A meeting of the Board of Directors at which a quorum is present shall be competent to exercise all the authorities, powers and discretion vested in or exercisable by the Board of Directors.

(b) A resolution proposed at any meeting of the Board of Directors shall be deemed adopted if approved by a majority of the Directors present, entitled to vote and voting thereon when such resolution is put to a vote.

(c) The Board of Directors may adopt resolutions, without convening a meeting of the Board of Directors, in writing or in any other manner permitted by the Companies Law.

37.	Delegation of Powers.

(a) The Board of Directors may, subject to the provisions of the Companies Law, delegate any or all of its powers to committees (in these Articles referred to as a “Committee of the Board of Directors”, or “Committee”), each consisting of one or more persons (who may or may not be Directors), and it may from time to time revoke such delegation or alter the composition of any such Committee. Any Committee so formed shall, in the exercise of the powers so delegated, conform to any regulations imposed on it by the Board of Directors, subject to applicable law. No regulation imposed by the Board of Directors on any Committee and no resolution of the Board of Directors shall invalidate any prior act done pursuant to a resolution by the Committee which would have been valid if such regulation or resolution of the Board had not been adopted. The meeting and proceedings of any such Committee of the Board of Directors shall, mutatis mutandis, be governed by the provisions herein contained for regulating the meetings of the Board of Directors, so far as not superseded by any regulations adopted by the Board of Directors or by the Companies Law. Unless otherwise expressly prohibited by the Board of Directors in delegating powers to a Committee of the Board of Directors, such Committee shall be empowered to further delegate such powers.

(b) Without derogating from the provisions of Article 49, the Board of Directors may from time to time appoint a Secretary to the Company, as well as officers, agents, employees and independent contractors, as the Board of Directors deems fit, and may terminate the service of any such person. The Board of Directors may, subject to the provisions of the Companies Law, determine the powers and duties, as well as the salaries and compensation, of all such persons.

(c) The Board of Directors may from time to time, by power of attorney or otherwise, appoint any person, company, firm or body of persons to be the attorney or attorneys of the Company at law or in fact for such purposes(s) and with such powers, authorities and discretions, and for such period and subject to such conditions, as it deems fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board of Directors deems fit, and may also authorize any such attorney to delegate all or any of the powers, authorities and discretions vested in him or her.

Exhibit B-15

38.	Number of Directors.

(a) The Board of Directors shall consist of such number of Directors, not less than three (3) nor more than twelve (12), including the External Directors, to be elected as required under the Companies Law, as may be fixed from time to time by the Board of Directors.

39.	Election and Removal of Directors.

(a) The Directors ~~(other than~~ , excluding the External Directors, ~~who shall be elected and serve in office in strict accordance with the provisions of the Companies Law),~~ may be elected only in Annual General Meetings and shall ~~hold office until the next~~ be classified, with respect to the term for which they each severally hold office, into three classes, as nearly equal in number as practicable, hereby designated as Class I, Class II and Class III. The Board of Directors may assign members of the Board of Directors already in office to such classes at the time such classification becomes effective.

(i)	The term of office of the initial Class I directors shall expire at the first Annual General Meeting ~~or until they cease~~ to ~~serve~~be held in 2024 and when their ~~office in accordance~~successors are elected and qualified,

(ii)	The term of office of the initial Class II directors shall expire at the first Annual General Meeting following the Annual General Meeting referred to in clause (i) above and when their successors are elected and qualified, and

(iii)	The term of office of the initial Class III directors shall expire at the first Annual General Meeting following the Annual General Meeting referred to in clause (ii) above and when their successors are elected and qualified.

(b) At each Annual General Meeting, commencing with the ~~provisions of the Articles~~ Annual General Meeting to be held in 2024, each of the successors elected to replace the Directors of a Class whose term shall have expired at such Annual General Meeting shall be elected to hold office until the third Annual General Meeting next succeeding his or her election and until his or ~~any law, whichever~~her respective successor shall have been elected and qualified. Notwithstanding anything to the contrary, each Director shall serve until his or her successor is elected and qualified or until such earlier time as such Director's office is vacated.

~~(c~~

(c) If the number of Directors (excluding External Directors) that consists the Board of Directors is hereafter changed, any newly created directorships or decrease in directorships shall be so apportioned by the Board of Directors among the classes as to make all classes as nearly equal in number as is practicable, provided that no decrease in the number of Directors constituting the Board of Directors shall shorten the term of any incumbent Director.

(d) Prior to every Annual General Meeting of the Company at which Directors are to be elected, and subject to clauses 39(a) and (h) of this Article, the Board of Directors (or a Committee thereof) shall select, by a resolution adopted by a majority of the Board of Directors (or such Committee), a number of Persons to be proposed to the Shareholders for election as Directors at such Annual General Meeting (the “Nominees”).

(~~d~~e) Any Proposing Shareholder requesting to include on the agenda of an Annual General Meeting a nomination of a Person to be proposed to the Shareholders for election as Director (such person, an “Alternate Nominee”), may so request provided that it complies with this Article 39(e) and Article 25 and applicable law. Unless otherwise determined by the Board, a Proposal Request relating to Alternate Nominee is deemed to be a matter that is appropriate to be considered only at an Annual General Meeting. In addition to any information required to be included in accordance with applicable law, such a Proposal Request shall include information required pursuant to Article 25, and shall also set forth: (i) the name, address, telephone number, fax number and email address of the Alternate Nominee and all citizenships and residencies of the Alternate Nominee; (ii) a description of all arrangements, relations or understandings during the past three (3) years, and any other material relationships, between the Proposing Shareholder(s) or any of its affiliates and each Alternate Nominee; (iii) a declaration signed by the Alternate Nominee that he or she consents to be named in the Company’s notices and proxy materials and on the Company’s proxy card relating to the Annual General Meeting, if provided or published, and, if elected, consents to serve on the Board of Directors and to be named in the Company’s disclosures and filings, (iv) a declaration signed by each Alternate Nominee as required under the Companies Law and any other applicable law and stock exchange rules and regulations for the appointment of such an Alternate Nominee and an undertaking that all of the information that is required under law and stock exchange rules and regulations to be provided to the Company in connection with such an appointment has been provided (including, information in respect of the Alternate Nominee as would be provided in response to the applicable disclosure requirements under Form 20-F or any other applicable form prescribed by the SEC); (v) a declaration made by the Alternate Nominee of whether he or she meets the criteria for an independent director and/or External Director of the Company under the Companies Law and/or under any applicable law, regulation or stock exchange rules, and if not, then an explanation of why not; and (vi) any other information required at the time of submission of the Proposal Request by applicable law, regulations or stock exchange rules. In addition, the Proposing Shareholder(s) and each Alternate Nominee shall promptly provide any other information reasonably requested by the Company, including a duly completed director and officer questionnaire, in such form as may be provided by the Company, with respect to each Alternate Nominee. The Board of Directors may refuse to acknowledge the nomination of any person not made in compliance with the foregoing. The Company shall be entitled to publish any information provided by a Proposing Shareholder or Alternate Nominee pursuant to this Article 39(e) and Article 25, and the Proposing Shareholder and Alternate Nominee shall be responsible for the accuracy and completeness thereof.

Exhibit B-16

(f) The Nominees or Alternate Nominees shall be elected by a resolution adopted at the Annual General Meeting at which they are subject to election.

(h) Notwithstanding anything to the contrary in these Articles, the election, qualification, removal or dismissal of External Directors shall be only in accordance with the applicable provisions set forth in the Companies Law.

(i) Directors whose terms of office have expired or terminated may be re-elected. The aforesaid will not apply to external directors, whose reappointment shall be in accordance with the provisions of the Companies Law and the regulations promulgated thereunder.

40.	Commencement of Directorship.

Without derogating from Article 39, the term of office of a Director shall commence as of the date of his appointment or election, or on a later date if so specified in his or her appointment or election.

41.	Continuing Directors in the Event of Vacancies.

The Board may at any time and from time to time appoint any person as a Director to fill a vacancy (whether such vacancy is due to a Director no longer serving or due to the number of Directors serving being less than the maximum number stated in Article 38 hereof). In the event of one or more such vacancies in the Board of Directors, the continuing Directors may continue to act in every matter, provided, however, that if they number less than the minimum number provided for pursuant to Article 38 hereof, they may only act in an emergency or to fill the office of director which has become vacant up to a number equal to the minimum number provided for pursuant to Article 38 hereof or in order to call a General Meeting of the Company for the purpose of electing Directors to fill any or all vacancies. The office of a Director that was appointed by the Board of Directors to fill any vacancy shall only be for the remaining period of time during which the Director whose service has ended was filled would have held office, or in case of a vacancy due to the number of Directors serving being less than the maximum number stated in Article 38 hereof, until the next annual General Meeting.

42.	Vacation of Office.

The office of a Director shall be vacated and he or she shall be dismissed or removed:

(a) ipso facto, upon his or her death;

Exhibit B-17

(b) if he or she is prevented by applicable law from serving as a Director;

(c) if the Board determines that due to his or her mental or physical state he or she is unable to serve as a director;

(d) if his or her directorship expires pursuant to these Articles and/or applicable law;

(f) by his or her written resignation, such resignation becoming effective on the date fixed therein, or upon the delivery thereof to the Company, whichever is later; or

(g) with respect to an External Director, and notwithstanding anything to the contrary herein, only pursuant to applicable law.

43.	Conflict of Interests; Approval of Related Party Transactions.

Subject to the provisions of the Companies Law and these Articles, no Director shall be disqualified by virtue of his or her office from holding any office or place of profit in the Company or in any company in which the Company shall be a shareholder or otherwise interested, or from contracting with the Company as vendor, purchaser or otherwise, nor shall any such contract, or any contract or arrangement entered into by or on behalf of the Company in which any Director shall be in any way interested, be avoided, nor, other than as required under the Companies Law, shall any Director be liable to account to the Company for any profit arising from any such office or place of profit or realized by any such contract or arrangement by reason only of such Director’s holding that office or of the fiduciary relations thereby established, but the nature of his or her interest, as well as any material fact or document, must be disclosed by him or her at the meeting of the Board of Directors at which the contract or arrangement is first considered, if his or her interest then exists, or, in any other case, at no later than the first meeting of the Board of Directors after the acquisition of his interest.

(b) Subject to the Companies Law and these Articles, a transaction between the Company and an Office Holder, and a transaction between the Company and another entity in which an Office Holder of the Company has a personal interest, in each case, which is not an Extraordinary Transaction (as defined by the Companies Law), shall require only approval by the Board of Directors or a Committee of the Board of Directors. Such authorization, as well as the actual approval, may be for a particular transaction or more generally for specific type of transactions.

44.	Alternate Directors.

(a) Subject to the provisions of the Companies Law, a Director may, by written notice to the Company, appoint, remove or replace any person as an alternate for himself; provided that the appointment of such person shall have effect only upon and subject to its being approved by the Board (in these Articles, an “Alternate Director”). Unless the appointing Director, by the instrument appointing an Alternate Director or by written notice to the Company, limits such appointment to a specified period of time or restricts it to a specified meeting or action of the Board of Directors, or otherwise restricts its scope, the appointment shall be for all purposes, and for a period of time concurrent with the term of the appointing Director.

(b) Any notice to the Company pursuant to Article 44(a) shall be given in person to, or by sending the same by mail to the attention of the Chairperson of the Board of Directors at the principal office of the Company or to such other person or place as the Board of Directors shall have determined for such purpose, and shall become effective on the date fixed therein, upon the receipt thereof by the Company (at the place as aforesaid) or upon the approval of the appointment by the Board, whichever is later.

(c) An Alternate Director shall have all the rights and obligations of the Director who appointed him, provided however, that (i) he may not in turn appoint an alternate for himself (unless the instrument appointing him otherwise expressly provides), and (ii) an Alternate Director shall have no standing at any meeting of the Board of Directors or any Committee thereof while the Director who appointed him is present.

Exhibit B-18

(d) Any individual, who qualifies to be a member of the Board of Directors, may act as an Alternate Director. One person may not act as Alternate Director for several directors.

(e) The office of an Alternate Director shall be vacated under the circumstances, mutatis mutandis, set forth in Article 42, and such office shall ipso facto be vacated if the office of the Director who appointed such Alternate Director is vacated, for any reason.

Proceedings of the Board of Directors

45.	Meetings.

(a) The Board of Directors may meet and adjourn its meetings and otherwise regulate such meetings and proceedings as the Directors think fit.

(b) Any Director may at any time, and the Secretary, upon the request of such Director, shall, convene a meeting of the Board of Directors, but not less than forty-eight (48) hours’ notice shall be given of any meeting so convened, unless such notice is waived by all of the Directors as to a particular meeting or unless the matters to be discussed at such meeting are of such urgency and importance, as determined by the Chairperson, that notice ought reasonably to be waived under the circumstances.

(c) Notice of any such meeting shall be given in writing or by mail, facsimile, email or such other means of delivery of notices as the Company may apply, from time to time.

(d) Notwithstanding anything to the contrary herein, failure to deliver notice to a director of any such meeting in the manner required hereby may be waived by such Director, and a meeting shall be deemed to have been duly convened notwithstanding such defective notice if such failure or defect is waived prior to action being taken at such meeting, by all Directors entitled to participate at such meeting to whom notice was not duly given as aforesaid. Without derogating from the foregoing, no Director present at any time during a meeting of the Board of Directors shall be entitled to seek the cancellation or invalidation of any proceedings or resolutions adopted at such meeting on account of any defect in the notice of such meeting relating to the date, time or the place thereof or the convening of the meeting.

46.	Quorum.

Until otherwise unanimously decided by the Board of Directors, a quorum at a meeting of the Board of Directors shall be constituted by the presence in person or by any means of communication of a majority of the Directors then in office who are lawfully entitled to participate and vote in the meeting. No business shall be transacted at a meeting of the Board of Directors unless the requisite quorum is present (in person or by any means of communication on the condition that all participating Directors can hear each other simultaneously) when the meeting proceeds to business.

If within thirty (30) minutes from the time appointed for a meeting of the Board of Directors a quorum is not present, the meeting shall stand adjourned at the same place and time forty-eight (48) hours thereafter unless the Chairperson has determined that there is such urgency and importance that a shorter period is required under the circumstances. If an adjourned meeting is convened in accordance with the foregoing and a quorum is not present within thirty (30) minutes of the announced time, the requisite quorum at such adjourned meeting shall be, any two (2) Directors, if the number of then serving directors is up to five (5), and any three (3) Directors, if the number of then serving directors is more than five (5), in each case who are lawfully entitled to participate in the meeting and who are present at such adjourned meeting. At an adjourned meeting of the Board of Directors the only matters to be considered shall be those matters which might have been lawfully considered at the meeting of the Board of Directors originally called if a requisite quorum had been present, and the only resolutions to be adopted are such types of resolutions which could have been adopted at the meeting of the Board of Directors originally called.

Exhibit B-19

47.	Chairperson of the Board of Directors.

The Board of Directors shall, from time to time, elect one of its members to be the Chairperson of the Board of Directors, remove such Chairperson from office and appoint in his or her place. The Chairperson of the Board of Directors shall preside at every meeting of the Board of Directors, but if there is no such Chairperson, or if at any meeting he is not present within fifteen (15) minutes of the time fixed for the meeting or if he is unwilling to take the chair, the Directors present shall choose one of the Directors present at the meeting to be the Chairperson of such meeting. The office of Chairperson of the Board of Directors shall not, by itself, entitle the holder to a second or casting vote.

48.	Validity of Acts Despite Defects.

All acts done or transacted at any meeting of the Board of Directors, or of a Committee of the Board of Directors, or by any person(s) acting as Director(s), shall, notwithstanding that it may afterwards be discovered that there was some defect in the appointment of the participants in such meeting or any of them or any person(s) acting as aforesaid, or that they or any of them were disqualified, be as valid as if there were no such defect or disqualification.

Chief Executive Officer

49.	Chief Executive Officer.

(a) The Board of Directors shall from time to time appoint one or more persons, whether or not Directors, as Chief Executive Officer of the Company and may confer upon such person(s), and from time to time modify or revoke, such titles and such duties and authorities of the Board of Directors as the Board of Directors may deem fit, subject to such limitations and restrictions as the Board of Directors may from time to time prescribe. Such appointment(s) may be either for a fixed term or without any limitation of time, and the Board of Directors may from time to time (subject to any additional approvals required under, and the provisions of, the Companies Law and of any contract between any such person and the Company) fix their salaries and compensation, remove or dismiss them from office and appoint another or others in his or their place or places.

(b) Unless otherwise determined by the Board of Directors, the Chief Executive Officer shall have authority with respect to the management and operations of the Company in the ordinary course of business.

Minutes

50.	Minutes.

Any minutes of the General Meeting or the Board of Directors or any committee thereof, if purporting to be signed by the Chairperson of the General Meeting, the Board or a committee thereof, as the case may be, or by the Chairperson of the next succeeding General Meeting, meeting of the Board or meeting of a committee thereof, as the case may be, shall constitute prima facie evidence of the matters recorded therein.

Dividends

51.	Declaration of Dividends.

The Board of Directors may from time to time declare, and cause the Company to pay, such dividend as may appear to the Board of Directors to be justified by the profits of the Company and as permitted by the Companies Law. The Board of Directors shall determine the time for payment of such dividends and the record date for determining the shareholders entitled thereto.

Exhibit B-20

52.	Amount Payable by Way of Dividends.

(a) Subject to the provisions of these Articles and subject to the rights or conditions attached at that time to any share in the capital of the Company granting preferential, special or deferred rights or not granting any rights with respect to dividends, any dividend paid by the Company shall be allocated among the shareholders (not in default in payment of any sum referred to in Article 13 hereof) entitled thereto on a pari passu basis in proportion to their respective holdings of the issued and outstanding shares in respect of which such dividends are being paid.

(b) Whenever the rights attached to any shares or the terms of issue of the shares do not provide otherwise, shares which are fully paid up or which are credited as fully or partly paid within any period which in respect thereof dividends are paid shall entitle the holders thereof to a dividend in proportion to the amount paid up or credited as paid up in respect of the nominal value of such shares and to the date of payment thereof (pro rata temporis).

53.	Interest.

No dividend shall carry interest as against the Company.

54.	Capitalization of Profits, Reserves, etc.

The Board of Directors may determine that the Company (i) may cause any moneys, investments, or other assets forming part of the undivided profits of the Company, standing to the credit of a reserve fund, or to the credit of a reserve fund for the redemption of capital, or in the hands of the Company and available for dividends, or representing premiums received on the issuance of shares and standing to the credit of the share premium account, to be capitalized and distributed among such of the shareholders as would be entitled to receive the same if distributed by way of dividend and in the same proportion, on the footing that they become entitled thereto as capital, or may cause any part of such capitalized fund to be applied on behalf of such shareholders in paying up in full, either at par or at such premium as the resolution may provide, any unissued shares or debentures or debenture stock of the Company which shall be distributed accordingly, in payment, in full or in part, of the uncalled liability on any issued shares or debentures or debenture stock; and (ii) may cause such distribution or payment to be accepted by such shareholders in full satisfaction of their interest in the said capitalized sum.

55.	Implementation of Powers.

For the purpose of giving full effect to any resolution under Article 54, and without derogating from the provisions of Article 56 hereof, the Board of Directors may settle any difficulty which may arise in regard to the distribution as it thinks expedient, and, in particular, may fix the value for distribution of any specific assets and may determine that cash payments shall be made to any shareholders upon the footing of the value so fixed, or that fractions of less value than a certain determined value may be disregarded in order to adjust the rights of all parties, and may vest any such cash, shares, debentures, debenture stock or specific assets in trustees upon such trusts for the persons entitled to the dividend or capitalized fund as may seem expedient to the Board of Directors. Where requisite, a proper contract shall be filed in accordance with Section 291 of the Companies Law, and the Board of Directors may appoint any person to sign such contract on behalf of the persons entitled to the dividend or capitalized fund.

56.	Deductions from Dividends.

The Board of Directors may deduct from any dividend or other moneys payable to any Shareholder in respect of a share any and all sums of money then payable by such Shareholder to the Company on account of calls or otherwise in respect of shares of the Company and/or on account of any other matter of transaction whatsoever.

Exhibit B-21

57.	Retention of Dividends.

(a) The Board of Directors may retain any dividend or other moneys payable or property distributable in respect of a share on which the Company has a lien, and may apply the same in or toward satisfaction of the debts, liabilities, or engagements in respect of which the lien exists.

(b) The Board of Directors may retain any dividend or other moneys payable or property distributable in respect of a share in respect of which any person is, under Articles 21 or 22, entitled to become a Shareholder, or which any person is, under said Articles, entitled to transfer, until such person shall become a Shareholder in respect of such share or shall transfer the same.

58.	Unclaimed Dividends.

All unclaimed dividends or other moneys payable in respect of a share may be invested or otherwise made use of by the Board of Directors for the benefit of the Company until claimed. The payment by the Directors of any unclaimed dividend or such other moneys into a separate account shall not constitute the Company a trustee in respect thereof, and any dividend unclaimed after a period of seven years from the date of declaration of such dividend, and any such other moneys unclaimed after a like period from the date the same were payable, shall be forfeited and shall revert to the Company, provided, however, that the Board of Directors may, at its discretion, cause the Company to pay any such dividend or such other moneys, or any part thereof, to a person who would have been entitled thereto had the same not reverted to the Company. The principal (and only the principal) of any unclaimed dividend of such other moneys shall be, if claimed, paid to a person entitled thereto.

59.	Mechanics of Payment.

Any dividend or other moneys payable in cash in respect of a share, less the tax required to be withheld pursuant to applicable law, may, as determined by the Board of Directors in its sole discretion, be paid by check or warrant sent through the post to, or left at, the registered address of the person entitled thereto or by transfer to a bank account specified by such person (or, if two or more persons are registered as joint holders of such share or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise, to the joint holder whose name is registered first in the Register of Shareholders or his bank account or the person who the Company may then recognize as the owner thereof or entitled thereto under Article 21 or 22 hereof, as applicable, or such person’s bank account), or to such person and at such other address as the person entitled thereto may by writing direct, or in any other manner the Board deems appropriate. Every such check or warrant or other method of payment shall be made payable to the order of the person to whom it is sent, or to such person as the person entitled thereto as aforesaid may direct, and payment of the check or warrant by the banker upon whom it is drawn shall be a good discharge to the Company. Every such check shall be sent at the risk of the Person entitled to the money represented thereby.

60.	Receipt from a Joint Holder.

If two or more persons are registered as joint holders of any share, or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise, any one of them may give effectual receipts for any dividend or other moneys payable or property distributable in respect of such share.

Accounts

61.	Books of Account.

The Company’s books of account shall be kept at the Office of the Company, or at such other place or places as the Board of Directors may think fit, and they shall always be open to inspection by all Directors. No shareholder, not being a Director, shall have any right to inspect any account or book or other similar document of the Company, except as conferred by law or authorized by the Board of Directors. The Company shall make copies of its annual financial statements available for inspection by the Shareholders at the principal offices of the Company. The Company shall not be required to send copies of its annual financial statements to the Shareholders.

Exhibit B-22

62.	Auditors.

The appointment, authorities, rights and duties of the auditor(s) of the Company, shall be regulated by applicable law, provided, however, that in exercising its authority to fix the remuneration of the auditor(s), the shareholders in General Meeting may act (and in the absence of any action in connection therewith shall be deemed to have so acted) to authorize the Board of Directors (with right of delegation to the audit committee) to fix such remuneration subject to such criteria or standards, and if no such criteria or standards are so provided, such remuneration shall be fixed in an amount commensurate with the volume and nature of the services rendered by such auditor(s).

62A.	Internal auditor.

To the extent required by the Companies Law the Board of Directors will appoint an internal auditor according to the audit committee’s recommendation (“Internal Auditor”).

The Internal Auditor shall submit, for the approval of the Board of Directors or the audit committee, as determined by the Board of Directors, a proposal for an annual or periodic work plan, and the Board of Directors or the audit committee shall approve such plan with such changes as it deem fit. Unless the Board of Directors determines otherwise, the work plan shall be submitted to the Board of Directors and approved by it.

Supplementary Registers

63.	Supplementary Registers.

Subject to and in accordance with the provisions of Sections 138 and 139 of the Companies Law, the Company may cause supplementary registers to be kept in any place outside Israel as the Board of Directors may think fit, and, subject to all applicable requirements of law, the Board of Directors may from time to time adopt such rules and procedures as it may think fit in connection with the keeping of such branch registers.

Exemption, Indemnity and Insurance

64.	Insurance.

Subject to the provisions of the Companies Law with regard to such matters, the Company may enter into a contract for the insurance of the liability, in whole or in part, of any of its Office Holders imposed on such Office Holder due to an act performed by or an omission of the Office Holder in the Office Holder’s capacity as an Office Holder of the Company arising from any matter permitted by law, including the following:

(a) a breach of duty of care to the Company or to any other person;

(b) a breach of duty of loyalty to the Company, provided that the Office Holder acted in good faith and had reasonable grounds to assume that the act that resulted in such breach would not prejudice the interests of the Company;

(c) a financial liability imposed on such Office Holder in favor of any other person; and

(d) any other event, occurrence, matter or circumstance under any law with respect to which the Company may, or will be able to, insure an Office Holder, and to the extent such law requires the inclusion of a provision permitting such insurance in these Articles, then such provision is deemed to be included and incorporated herein by reference (including, without limitation, in accordance with Section 56h(b)(1) of the Securities Law, if and to the extent applicable, and Section 50P of the Economic Competition Law).

Exhibit B-23

65.	Indemnity.

(a) Subject to the provisions of the Companies Law, the Company may retroactively indemnify an Office Holder of the Company with respect to the following liabilities and expenses, provided that such liabilities or expenses were imposed on such Office Holder or incurred by such Office Holder due to an act performed by or an omission of the Office Holder in such Office Holder’s capacity as an Office Holder of the Company:

(i) a financial liability imposed on an Office Holder in favor of another person by any court judgment, including a judgment given as a result of a settlement or an arbitrator’s award which has been confirmed by a court in respect of an act performed by the Office Holder;

(ii) reasonable litigation expenses, including attorneys’ fees, expended by the Office Holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, or in connection with a financial sanction, provided that (1) no indictment (as defined in the Companies Law) was filed against such office holder as a result of such investigation or proceeding; and (2) no financial liability in lieu of a criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding or if such financial liability was imposed, it was imposed with respect to an offence that does not require proof of criminal intent;

(iii) reasonable litigation costs, including attorney’s fees, expended by an Office Holder or which were imposed on an Office Holder by a court in proceedings filed against the Office Holder by the Company or in its name or by any other person or in a criminal charge in respect of which the Office Holder was acquitted or in a criminal charge in respect of which the Office Holder was convicted for an offence which did not require proof of criminal intent; and

(iv) any other event, occurrence, matter or circumstance under any law with respect to which the Company may, or will be able to, indemnify an Office Holder, and to the extent such law requires the inclusion of a provision permitting such indemnity in these Articles, then such provision is deemed to be included and incorporated herein by reference (including, without limitation, in accordance with Section 56h(b)(1) of the Securities Law, if and to the extent applicable, and Section 50P(b)(1) of the Economic Competition Law).

(b) Subject to the provisions of the Companies Law, the Company may undertake to indemnify an Office Holder, in advance, with respect to those liabilities and expenses described in the following Articles:

(i) Sub-Article 65(a)(ii) to 65(a)(iv); and

(ii) Sub-Article 65(a)(i), provided that:

(1) the undertaking to indemnify is limited to such events which the Board of Directors shall deem to be likely to occur in light of the operations of the Company at the time that the undertaking to indemnify is made and for such amounts or criterion which the Directors may, at the time of the giving of such undertaking to indemnify, deem to be reasonable under the circumstances; and

(2) the undertaking to indemnify shall set forth such events which the Directors shall deem to be likely to occur in light of the operations of the Company at the time that the undertaking to indemnify is made, and the amounts and/or criterion which the Directors may, at the time of the giving of such undertaking to indemnify, deem to be reasonable under the circumstances.

The maximum amount of indemnification payable by the Company with respect to those liabilities and expenses described in Sub-Article 65(a)(i), for each Office Holder and for all Office Holders together, individually or in aggregate, under all letters of indemnification issued or to be issued by the Company, shall not exceed the amount stated in the Company’s compensation policy, as amended from time to time, if applicable, or as approved, according to applicable law.

Exhibit B-24

66.	Exemption.

Subject to the provisions of the Companies Law and the Securities Law, the Company may exempt and release, in advance, any Office Holder from any liability to the Company for damages arising out of a breach of the Office Holder’s duty of care towards the Company.

Notwithstanding the foregoing, the Company may not exempt a Director in advance from his liability for damages with respect to violation of his duty of care to the Company with respect to distributions. In addition, the Company may not exempt an Office Holder from his liability to the Company with regard to a resolution and/or a transaction in which the controlling Shareholder and/or any Office Holder has a personal interest.

67.	Subject to the provisions of the Companies Law and the provisions of any other law, the Company may exempt, insure and/or indemnify (whether retroactively or by way of advance indemnity undertaking) a person who has held, holds or will hold office and/or who was employed, is employed or will be employed on the Company’s behalf or in another company in which the Company holds securities, directly or indirectly, or in which the Company has any interest due to liability, payment or cost imposed upon him or expensed by him in consequence of an action made by him in his capacity as an officer or an employee in such company, and Articles 64 through 66 shall apply, mutatis mutandis, in that respect.

68.	The provisions of Articles 64 through 66 shall also apply to an alternate director.

69.	General.

(a) Any amendment to the Companies Law adversely affecting the right of any Office Holder to be indemnified or insured pursuant to Articles 64 to 68 and any amendments to Articles 64 to 68 shall be prospective in effect, and shall not affect the Company’s obligation or ability to indemnify or insure an Office Holder for any act or omission occurring prior to such amendment, unless otherwise provided by applicable law.

(b) The provisions of Articles 64 to 68 (i) shall apply to the maximum extent permitted by law (including, the Companies Law, the Securities Law and the Economic Competition Law); and (ii) are not intended, and shall not be interpreted so as to restrict the Company, in any manner, in respect of the procurement of insurance and/or in respect of indemnification (whether in advance or retroactively) and/or exemption, in favor of any person who is not an Office Holder, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Office Holder; and/or any Office Holder to the extent that such insurance and/or indemnification is not specifically prohibited under law.

Winding Up

70.	Winding Up.

If the Company is wound up, then, subject to applicable law and to the rights of the holders of shares with special rights upon winding up, the assets of the Company available for distribution among the shareholders shall be distributed to them in proportion to the nominal value of their respective holdings of the shares in respect of which such distribution is being made.

Exhibit B-25

Notices

71.	Notices.

(a) Any written notice or other document may be served by the Company upon any shareholder either personally, by facsimile, email or other electronic transmission, or by sending it by prepaid mail (airmail if sent internationally) addressed to such shareholder at his address as described in the Register of Shareholders or such other address as he may have designated in writing for the receipt of notices and other documents.

(b) Any written notice or other document may be served by any shareholder upon the Company by tendering the same in person to the Secretary or the Chief Executive Officer of the Company at the principal office of the Company, by facsimile transmission, or by sending it by prepaid registered mail (airmail if posted outside Israel) to the Company at its Office.

(c) Any such notice or other document shall be deemed to have been served:

(i) in the case of mailing, forty-eight (48) hours after it has been posted, or when actually received by the addressee if sooner than forty-eight hours after it has been posted;

(ii) in the case of overnight air courier, on the next business day following the day sent, with receipt confirmed by the courier, or when actually received by the addressee if sooner than three business days after it has been sent;

(iii) in the case of personal delivery, when actually tendered in person, to such addressee; or

(iv) in the case of facsimile, email or other electronic transmission, on the first business day (during normal business hours in place of addressee) on which the sender receives automatic electronic confirmation by the addressee’s facsimile machine that such notice was received by the addressee or delivery confirmation from the addressee’s email or other communication server.

(d) If a notice is, in fact, received by the addressee, it shall be deemed to have been duly served, when received, notwithstanding that it was defectively addressed or failed, in some other respect, to comply with the provisions of this Article 71.

(e) All notices to be given to the shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register of Shareholders, and any notice so given shall be sufficient notice to the holders of such share.

(f) Any shareholder whose address is not described in the Register of Shareholders, and who shall not have designated in writing an address for the receipt of notices, shall not be entitled to receive any notice from the Company.

(g) Notwithstanding anything to the contrary contained herein, notice by the Company of a General Meeting, containing the information required by applicable law and these Articles to be set forth therein, which is published, within the time otherwise required for giving notice of such meeting, in either or several of the following manners (as applicable) shall be deemed to be notice of such meeting duly given, for the purposes of these Articles, to any Shareholder whose address as registered in the Register of Shareholders (or as designated in writing for the receipt of notices and other documents) is located either inside or outside the State of Israel:

(i)	if the Company’s shares are then listed for trading on a national securities exchange in the United States or quoted in an over-the-counter market in the United States, publication of notice of a General Meeting pursuant to a report or a schedule filed with, or furnished to, the SEC pursuant to the Securities Exchange Act of 1934, as amended; and/or

(ii)	on the Company’s internet site.

(h) The mailing or publication date and the record date and/or date of the meeting (as applicable) shall be counted among the days comprising any notice period under the Companies Law and the regulations thereunder.

Exhibit B-26

Forum For Adjudication Of Disputes

71.	FORUM FOR ADJUDICATION OF DISPUTES.

(a)	Unless the Company consents in writing to the selection of an alternative forum, with respect to any causes of action arising under the U.S. Securities Act of 1933 as amended, against any person or entity, including such claims brought against the Company, its directors, officers, employees, advisors, attorneys, accountants or underwriters, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the U.S. Securities Act of 1933, as amended; and

(b)	Unless the Company consents in writing to the selection of an alternative forum, the competent courts in Tel Aviv, Israel shall be the exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law or the Securities Law.

Any person or entity purchasing or otherwise acquiring or holding any interest in shares of the Company shall be deemed to have notice of and consented to these provisions.

*        *        *

Exhibit B-27

Exhibit C

Engagement Agreement

This Agreement entered into on September 20, 2023 by and between ParaZero Technologies Ltd., Israeli company number 51-493282-1 of 30 Dov Hoz St., Kiryat Ono, Israel (“Company”) and Amitay Weiss, Israeli ID 057504821, of Hazmaut 41, Petah Tikva, Israel (“Director”). Each a “Party” and, together, the “Parties”.

Whereas	The Director was elected as the Executive Chairman of the Board of Directors and has been providing services to the Company in such a position and the Parties wish to formalize the engagement terms of the Director with the Company in such capacity.

NOW THEREFORE, the parties hereto hereby declare and agree as follows:

1.	Position

1.1	Company hereby engages Director in the position described in Annex A. The responsibilities shall include those stipulated in the list in Annex A, as may be amended from time to time by the Company.

1.2	During the term of this Agreement, Director shall devote Director’s time and attention to the business of Company and perform Director’s duties diligently and in furtherance of Company’s best interest.

1.3	Director shall be subject to Company policies relevant to him, as published from time to time and as updated by Company from time to time.

1.4	Director is aware of the fact that Director’s engagement by Company may involve domestic and international travel and may require him to work outside the regular place of work from time to time for short durations. Company will bear the full expenses of such travel, including flight ticket in business class (when applicable) and related expenses, in accordance with the role of the Director and in accordance with the Company’s procedures and policies.

2.	Confidential Information, Invention Assignment, Competition and Solicitation

2.1	Without derogating from any right of Company under law, Director hereby acknowledges and represents to have read and understood, and covenant to comply with, the confidential information, invention assignment, non-competition and non-solicitation and other undertakings as attached hereto as Annex B, which constitutes an integral part of this Agreement.

2.1	Director shall use the facilities of Company and its assets only for the furtherance of Director’s obligation under this Agreement and pursuant to Company’s procedures as such shall be set from time to time. Private use of Company’s computer, communication or media, including computers, e-mail etc. (such media supplied by Company, “Media”) shall not be made except pursuant to Company’s procedures and at a reasonable volume. Director acknowledges that any data transferred through or stored at the Media is deemed property of Company and Director hereby irrevocably grants Company full permission to review the Media at any time, including such Media that has been used by Director for private uses and including reading of any email correspondence, WhatsApp messages, visual media, SMS’s etc. Director shall promptly, upon first request of Company, furnish Company with all data required for such review, including passwords.

Upon termination of services, or at any other time at Company’s full discretion, Company may block access of Director to any Media, designate any Media mean to any other Director, Director or officer or direct any correspondence, to ensure continuation of work or for any other purpose. Any such action shall not be deemed any decision or act regarding continuation of and may be reversed at any time by Company.

Director represents as to the actions described in this section that Director will not raise any claim of privacy or interference with human honor and dignity, and Company represents that if there is any interference, it will be for a proper purpose of protecting interest of Company and in a manner that is not more than required.

Exhibit C-1

2.2	Access Restriction- Director shall not enter or review databases that are out of Director’s areas of practice. Director shall manage, maintain and backup all databases within Director’s responsibility and shall not use Director’s rights of access to databases for private uses, including access to restrictive or private data as to Director or any other person or entity.

2.3	Respect of Other’s IP - Director shall not, in the providing of services to Company infringe on intellectual rights of any third parties and shall immediately bring to Company’s any suspected infringement on Company’s intellectual property rights and any suspected infringement of Company on intellectual property rights of others.

2.4	Director acknowledges that the remuneration and other terms of engagement include compensation for Director’s obligations pursuant to this §2.

3.	Terms of Engagement of Director by Company

3.1	Engagement of Director with Company shall commence at the date stipulated in Annex A hereto and shall be at the conditions stipulated in Annex A.

4.	Prevention of Sexual Harassment

4.1	Company sees violations of the Law for Prevention of Sexual Harassment-1998 in a severe light. Director acknowledges being informed of Company’s policy regarding sexual harassment, including the existence of Company guidelines for the prevention of sexual harassment that may be received at any time from the person in charge of enforcing such law in Company.

5.	Effectiveness, Term and Termination

5.1	This Agreement shall become effective upon the approval thereof by the general meeting of the Company’s shareholders as required under appliable law. Subject to obtaining such required approval, this Agreement shall become effective retroactively as of August 2, 2023 and shall continue, for an unlimited time unless the Director no longer serves as the Executive Chairman for whatever reason, in which case the Agreement shall expire immediately. In the event that this Agreement expires or terminated and the Director continues to serve as a member of the Board of the Company, then he shall be entitled to cash compensation as the other non-executive directors receive.

5.2	Upon expiration or termination of this agreement Director undertakes to cooperate fully with Company and facilitate the integration of Director’s replacement, all as a condition for entitlement to any payment yet to be received by Director at such time.

6.	Miscellaneous

6.1	This Agreement constitutes the entire understanding and agreement between the Parties and supersedes any and all prior discussions, agreements and correspondence with regard to the subject matter hereof. Any prior agreement between the parties is hereby canceled without either party having any rights under it.

6.2	Each Party represents and warrants to the other Party that the execution of this Agreement and the fulfillment of its terms (i) does not constitute a breach of, or conflict with, any agreement to which such Party is a party, or other undertaking by which it is bound, and (ii) does not require the consent of any person or entity.

6.3	Any amendment or modification of this Agreement shall be in a writing specifically referring to this Agreement and duly executed by both Parties.

6.4	This Agreement is for the benefit of the Parties, including their heirs and assigns, and shall not vest any right with any third party.

6.5	The laws of the State of Israel shall exclusively govern this Agreement and the competent courts of Tel Aviv district shall have sole and exclusive jurisdiction in any matter arising out of or relating to this Agreement.

Exhibit C-2

6.6	No waiver of any right under this Agreement shall be deemed effective unless in a writing signed by the Party charged with such waiver, and no waiver of any right shall be deemed to be a waiver of any future right or any other right arising under this Agreement.

6.7	The Preamble and Annexes to this Agreement constitute an integral part thereof. Headings are included for reference purpose only and are not to be used in interpreting this Agreement. The word “including” shall mean including without limitation.

Director hereby certify, it was recommended to him by the Company to receive legal advice in connection with this Agreement before signing and that he was given adequate opportunity to do so.

/s/ Amitay Weiss	/s/ Naama Falach Avrahamy /s/ Tali Dinar
Director	Company

Exhibit C-3

Annex A – Terms of Engagement

Annex A dated September 20, 2023 to that certain agreement (“Agreement”) entered into on September 20, 2023 by and between ParaZero Technologies Ltd., Israeli company number 51-493282-1 of 30 Dov Hoz St., Keryat Ono, Israel (“Company”) and Amitay Weiss, Israeli ID 057504821, of Hazmaut 41, Petah Tikva, Israel (“Director”).

1.	Appointment and Position

1.1	Director will provide his services to Company as the Executive Chairman of the Board of Directors (the “Chairman”). The Director shall be entitled to D&O insurance policy and indemnification agreement as other members of the Board of Directors.

1.2	Director is an independent Director and not an employee of Company and Director acknowledges that for efficiency purposes only and pursuant to Director’s request, Company makes available to Director premises and equipment and even business cards of Company. Nonetheless, this shall not be used to raise any presumption regarding the status of Director in Company, nor with respect to employer-employee relations between the Parties.

2.	Remuneration

2.1	As consideration for the services of Director and other obligations of Director hereunder Company will pay Director a monthly amount of NIS 30,000 plus VAT (the “Fee”), retroactively as of the date of his appointment as the Chairman, i.e., August 2, 2023. The Fee represents and ensures and will be befitting an active director with experience, status and past positions of Director.

2.2	The Company shall pay the Fees against the presentation of duly executed invoices, to be provided to the Company at the beginning of each month for the preceding month.

2.3	Starting with the calendar year 2024 and subject to meeting individual and Company goals, which will be determined by the Board of Directors annually and approved as required under law, Director will be entitled to an annual bonus in the amount of up to six times the Fee amount in section 2.1.

2.4	Subject to Company’s Board of Directors and General Meeting approval, Director shall receive 60,524 options (at the date of this Agreement constituting 1% of the issued and outstanding share capital of Company) under section 102 of the Israeli Income Tax Ordinance (New Version), 5721-1961, according to Company’s Global Share Incentive Plan (2022), and subject to execution of an option agreement. The options’ exercise price shall be determined by the Company’s Board of Directors and may be exercised within 5 years from the date of their allotment and will be subject to a vesting schedule of 50% at the completion of two years as a Chairman, and afterwards 6.25% each three months period of continuous services.

2.5	The Director hereby acknowledges that it is solely responsible for payment of any taxes in connection with any payments relating to this Agreement and the services provided hereunder; the Director shall provide a certificate regarding exemption from deduction of taxes at source and otherwise the Company shall be entitled to deducted taxes at sources from any payment the Director may be entitled to.

/s/ Amitay Weiss	/s/ Naama Falach Avrahamy /s/ Tali Dinar
Director	Company

Exhibit C-4

Annex B- Proprietary Information, Invention Assignment, non-Competition and non-Solicitation Undertaking

Annex B dated September 20 , to that certain agreement (“Agreement”) entered into on September 20 , by and between ParaZero Technologies Ltd., Israeli company number 51-493282-1 of 30 Dov Hoz St., Keryat Ono, Israel (“Company”) and Amitay Weiss, Israeli ID 057504821, of 41 Hazmaut St., Petach Tikva, Israel (“Director”).

1.	Confidentiality

1.1.	Director acknowledges and agrees that Director may have access to confidential and proprietary information concerning the business and financial activities of Company and information and technology from Company’s product research and development, including without limitation, Company’s banking, investments, investors, properties, marketing plans, customers, suppliers, trade secrets, test results, processes, data, know-how, improvements, inventions, techniques and products (actual or planned). Such information, whether written, oral or in any medium or form (including any confidential or proprietary information received from third parties under Company’s obligation to maintain the confidentiality of such information), shall be referred to as (“Proprietary information”).

1.2.	Proprietary Information shall NOT include information that (i) shall have become a part of the public knowledge except as a result of Director’s breach of this Agreement; or (ii) was known to Director prior to Director’s association with Company and can be so proven by documentation; (iii) reflects information and data generally known to the industries or trades in which Company operates.

1.3.	Director recognizes that Company has received, and will receive, confidential or proprietary information from third parties subject to a duty on Company’s part to maintain the confidentiality of such information and to use it only for certain limited purposes. In connection with such duties, such information shall be deemed Proprietary Information hereunder, mutatis mutandis

1.4.	Director agrees and declares that all Proprietary Information, patents, trademarks, copyrights and other rights in connection therewith shall be the sole property of Company and its assigns. At all times, both during Director’s engagement by Company and after its termination, Director will keep in confidence and trust all Proprietary Information and will not use or disclose any Proprietary Information or anything relating to it without the written consent of Company except as may be necessary in the ordinary course of performing Director’s’ duties hereunder or by applicable law.

1.5.	Upon termination of Director’s engagement by Company, Director will promptly deliver to Company all documents and materials of any nature pertaining to Director’s work with Company and will not take with Director any documents or materials or copies thereof containing any Proprietary Information. Additionally, Director shall furnish Company with written confirmation of return of all Confidential Information to Company

1.6.	This §1 shall remain in full force and effect even after the termination of Director’s engagement with Company or the termination or expiration of the Agreement.

2.	Disclosure and Assignment of Inventions

2.1.	From and after the date Director first became engaged with Company, Director undertakes and covenants that Director will promptly disclose in confidence to Company any and all inventions, improvements, designs, concepts, techniques, methods, systems, processes, know how, computer software programs, databases, mask works and trade secrets of any kind whatsoever, whether or not patentable, copyrightable or protectable as trade secrets, that are made or conceived or first reduced to practice or created by Director, either alone or jointly with others, during the period of Director’s engagement and relating to the Company’s Business (“Inventions”).

Exhibit C-5

2.2.	To the extent permitted by law, Director further agrees that all Inventions that (a) are developed using equipment, supplies, facilities or trade secrets of Company, (b) result from work performed by Director for Company, or (c) relate to Company’s Business or current or anticipated research and development; are and will be the sole and exclusive property of Company (“Company Inventions”).

2.3.	Director hereby irrevocably: (i) assigns to Company, whenever and in perpetuity, any right, title and interest, whether now existing or later arising, that Director may have in or to all worldwide patents, patent applications, copyrights, mask works, trade secrets and other intellectual property rights in any Company Invention, and any and all moral rights that Director may have in or with respect to any Company Invention; (ii) grants Company the right and power, in Director’s name and on Director’s behalf, as Director’s attorney-in-fact (which shall survive Director’s death or disability) to sign any instrument necessary to effect such assignment, which power is coupled with an interest of Company; provided that Company has furnished Director (or his heirs or those coming in his place and stead) with a 30-day advance written notice of its intent to so exercise its right and power as Director’s attorney-in-fact (iii) waives and agrees not to enforce any right that Director may now have or later acquire limiting Company’s ability to own or exploit Company Inventions; and (iv) agrees, to take any lawful action, which Company requests, and at Company’s expense, to vest or protect Company’s right, title and interest in and to any Company Invention in any and all countries.

2.4.	This Agreement shall apply notwithstanding the provision or non-provision of any notice of an invention and/or Company response to any such notice, under law including under Section 132(b) of the Israeli Patent Law, 1967 (“Patents Law”). This Agreement is expressly intended to be an agreement with regard to the terms and conditions of consideration in accordance with the law including Section 134 of the Patent Law. The Director acknowledges and agrees that it will not be entitled to additional royalties, consideration or other payments with regard to any Company Inventions or any of the intellectual property rights set forth herein, including any commercialization of such, and does hereby explicitly, irrevocably and unconditionally waive the right to receive any such additional royalties, consideration or other payments. Without derogating from the aforesaid, Director’s level of compensation and consideration has been established based upon the aforementioned waiver of rights to receive any such additional royalties, consideration or other payments, and Director’s compensation as supplier of services to Company includes full and final compensation and consideration to which Director may be entitled under any law with respect to any Inventions or any of the intellectual property rights set forth herein.

3.	Non-Competition, Non Interference, and Non-Solicitation of Customers; Corporate Opportunity

3.1.	While engaged by Company and for a period of 12 months thereafter (Regardless of the reason of the termination of Director’s engagement with Company), directly or indirectly, whether alone or as a partner, officer of Company, director, proxy or shareholder of any entity, Director:

3.1.1.	Shall not, work for a competitor of Company without giving prior notice to Company and shall not use any Company confidential information, proprietary information of work products and developments in the course of and business activity including, providing services or promoting the interests of any third party. Notwithstanding the previous sentence, (i) Director is not restricted from holding shares of a public company as long as the Director is not interested party (as defined in the Securities Law - 1968) of such public company or fulfilling any active part at the said public company (ii) the Director’s tenure as the director with Maris Tech Ltd. shall not be deemed as work or any other engagement with a competitor of the Company;

3.1.2.	Shall not solicit, induce, recruit or encourage any of Company’s Directors to leave their Engagement, or acts in a manner that might cause some Directors to work for any third party in any activity that may cause the Director to breach any agreement with Company;

3.1.3.	Shall not solicit, seduce, or persuade a customer or supplier of Company: 1) to be a customer or supplier of a competitor; or 2) to terminate the relationship with Company; and

3.1.4.	In addition, Director will not assist any person to act as described in sections 3.1.1 to 3.1.3 above.

Exhibit C-6

3.2.	During the term of engagement with Company, and for a period of two years immediately following the termination or expiration of the Director’s engagement with Company for any reason, whether with or without cause, Director shall not, either directly or indirectly:

3.2.1.	take any action, including, without limitation, the making of disparaging statements concerning Company or its officers, directors or Directors, that is reasonably likely to damage any relationship between Company and any of its officers, directors, Directors, agents, independent Directors, suppliers, clients and customers;

3.2.2.	Interfere with the relationship between Company and any of its Directors, agents, independent Directors, suppliers, clients and customers;

3.2.3.	Interfere or attempt to interfere with any transaction with which Company was, is or intends to be involved.

3.3.	During the term of engagement, Director shall promptly bring to the attention of Company any Corporate Opportunity (as defined below) and shall refrain from pursuing such Corporate Opportunity for Director’s personal gain or the gain of a third party. In this §3.1 any prospect, endeavor or opportunity for commercial development that relates directly to Company’s Business shall be deemed a “Corporate Opportunity”.

3.4.	Director shall immediately inform Company of any transactions or other matters that may in any way raise a conflict of interest between Director and Company.

/s/ Amitay Weiss	/s/ Naama Falach Avrahamy /s/ Tali Dinar
Director	Company

Exhibit C-7